SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 2)

New Valley Corporation
(Name of Subject Company)
New Valley Corporation
(Name of Person Filing Statement)
Common Share, $0.01 par value per share
(Title of Class of Securities)
649080-50-4
(CUSIP Number of Class of Securities)

Richard J. Lampen
Executive Vice President
New Valley Corporation
100 S.E. Second Street
Miami, Florida 33131
(305) 579-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With a copy to:
Stephen Fraidin, Esq.
Thomas W. Christopher, Esq.
Kirkland & Ellis LLP
Citigroup Center, 153 East 53rd Street
New York, New York 10022
(212) 446-4800
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      This Amendment No. 2 amends and supplements the Solicitation/ Recommendation Statement (this “Statement” or this “Schedule 14D-9”), filed on November 2, 2005, as amended on November 4, 2005, by New Valley Corporation, a Delaware corporation (“New Valley”).

Item 1.	Subject Company Information.
      The name of the subject company is New Valley Corporation, a Delaware corporation. The address of its principal executive offices is 100 S.E. Second Street, Miami, Florida 33131, and its telephone number at that address is (305) 579-8000. The title of the class of equity securities to which this Statement relates is the common stock, par value $0.01 per share, of New Valley (the “Common Stock”). As of November 22, 2005, 22,260,607 shares of the Common Stock were issued and outstanding.
      Vector Group Ltd., a Delaware corporation (“Vector”), indirectly owns approximately 12,849,118 shares of Common Stock, representing approximately 57.7% of all outstanding Common Stock.

Item 2.	Identity and Background of Filing Person.

Name and Address
      New Valley is the person filing this Statement and is the subject company. New Valley’s name, business address and business telephone number are set forth in Item 1 above.

Tender Offer
      This Statement relates to the tender offer by Vector, through its wholly-owned subsidiary VGR Holding Inc., a Delaware corporation (“VGR Holding” and, together with Vector, the “Bidders”), to exchange common stock of Vector for all of the outstanding Common Stock (other than shares held by the Bidders), as disclosed in a preliminary prospectus and offer to exchange (the “Offer to Purchase”) filed on Schedule TO (the “Schedule TO”) and contained in a registration statement on Form S-4 (the “Form S-4”), each as filed by Vector with the U.S. Securities and Exchange Commission (the “SEC”) on October 20, 2005 and as amended or supplemented through November 23, 2005. According to the Offer to Purchase, the Bidders are offering to exchange 0.54 shares of common stock, par value $0.10 per share of Vector (“Vector Common Stock”) for each outstanding share of the Common Stock (except that cash will be paid in lieu of fractional shares of Vector Common Stock), which we refer to as the “exchange ratio,” on the terms and conditions set forth in Schedule TO (the “Offer”).
      The Bidders announced a revision to the Offer on November 16, 2005 and filed a revised Offer to Purchase on November 23, 2005 reflecting the revision. The original Offer contained an exchange ratio of 0.461 shares of Vector Common Stock for each share of Common Stock exchanged pursuant to the Offer or the Merger (the “original exchange ratio”) and an expiration date of December 1, 2005. We sometimes refer to the Offer and the exchange ratio as reflected in the revised Offer to Purchase filed by the Bidders on November 23, 2005 as the “revised Offer” and the “revised exchange ratio,” respectively.
      According to the Offer to Purchase, if the Offer is completed, the Bidders will then effect a “short form” merger of one of Vector’s wholly-owned subsidiaries with New Valley (the “Merger”). The Bidders will effect the Merger as soon as practicable after completion of the Offer, unless prevented from doing so by a court or other legal requirement. The Bidders will be able to effect the Merger because following Vector’s acquisition of Common Stock in the Offer, Vector will beneficially own at least 90% of the outstanding Common Stock, which is the required ownership level under Delaware law for the consummation of a short form merger. Under Delaware law, this short form merger would be effected without the approval of New Valley’s board of directors or any remaining holders of the Common Stock. According to the Offer to Purchase, if the Offer is completed, each share of Common Stock that Vector does not own or acquire in the Offer would be converted in the Merger into 0.54 shares of Vector Common Stock, other than the Common Stock in respect of which appraisal rights have been properly perfected under Delaware law. Please refer to “Item 8. Additional Information — Appraisal Rights” in this Statement for more information on the appraisal rights of holders of Common Stock in connection with the Merger. After completion of the Merger, New Valley would be a wholly owned subsidiary of Vector.

      The Offer is conditioned upon, among other things, satisfaction of a minimum tender condition, which requires that there must be validly tendered and not properly withdrawn prior to the expiration of the Offer a number of shares of Common Stock such that, after giving effect to the Offer, the Bidders own at least 90% of the total number of outstanding shares of Common Stock. The Bidders have committed in the Offer to Purchase not to waive this minimum tender condition. If this minimum tender condition is satisfied, more than a majority of the minority stockholders of New Valley (i.e., stockholders unaffiliated with Vector and its subsidiaries and stockholders who are not directors or officers of New Valley) will have also validly tendered and not properly withdrawn their shares of Common Stock in the Offer. As of November 22, 2005, there were 22,260,607 shares of Common Stock outstanding, of which Vector reports that it beneficially owns 12,849,118 shares, representing approximately 57.7% of the Common Stock outstanding. Accordingly, for the Bidders to acquire any Common Stock pursuant to the Offer, stockholders of New Valley (other than the Bidders, their respective affiliates, directors and executive officers and the directors and executive officers of New Valley) must have tendered into the Offer, and not have withdrawn, as of the expiration of the Offer, at least 7,185,429 shares.
      In addition to the minimum tender condition, the Offer is conditioned on the following:

•	Registration Statement Effectiveness Condition: The Form S-4, pursuant to which Vector is registering the shares of Vector Common Stock issuable in the Offer and the Merger, must have become effective under the Securities Act of 1933 and not be the subject of any stop order or proceedings seeking a stop order. The Bidders have committed in the Offer to Purchase not to waive this condition.

•	Vector Stockholder Approval: In accordance with listing requirements of the New York Stock Exchange, the issuance of Vector Common Stock in the Offer and the Merger must have been approved by Vector stockholders entitled to vote thereon at a special meeting of such stockholders currently scheduled for December 8, 2005, or any adjournments thereof. Pursuant to the New York Stock Exchange listing requirements, an affirmative vote of the majority of the votes cast (provided that the total vote cast for the proposed issuance represents over 50% in interest of all of the shares of Vector Common Stock entitled to vote thereon) regarding the proposed issuance is required for approval of the proposed issuance of Vector Common Stock pursuant to the Offer and the Merger. Certain directors and officers of Vector, who collectively own 29.3% of the outstanding Vector Common Stock, have already indicated their intention to vote in favor of this issuance. The Bidders have committed in the Offer to Purchase not to waive this condition.

•	Listing Condition: The Vector Common Stock issuable in the Offer and the Merger must have been approved for listing on the New York Stock Exchange, subject to official notice of issuance. The Bidders have committed in the Offer to Purchase not to waive this condition.

•	Tax Opinion Condition: Vector’s special counsel, Milbank, Tweed, Hadley & McCloy LLP, must have provided its opinion that, on the basis of the facts, representations and assumptions set forth in such opinion and in certificates of officers of Vector and New Valley provided in connection with the issuance of such opinion, the receipt of Vector Common Stock by New Valley stockholders in the Offer and the Merger will be treated for federal income tax purposes as received in a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986. The Bidders have committed in the Offer to Purchase not to waive this condition.

•	Absence of Litigation: There has not been threatened or instituted litigation (other than the Consolidated Delaware Action and the Tombs matter described below) (i) challenging the Offer or the Merger, (ii) which seeks to impose conditions on the Offer or the Merger or the operation of Vector or New Valley, (iii) which may reasonably be expected to have a material adverse effect on New Valley or Vector or materially diminish the value of the transaction, or (iv) seeks to impose a condition to the Offer that is unacceptable to Vector, and there is no material adverse development in either the Consolidated Delaware Action and the Tombs matter.

•	Absence of Statutory Restriction: There has not been sought, proposed, enacted, promulgated, entered or enforced any statute, order or injunction that may reasonably be expected to have any of the effects in clauses (i) through (iv) of the “Absence of Litigation” condition above, including any finding that the Offer or the Merger is subject to approval under the Hart-Scott-Rodino Antitrust Improvements Act or a state anti-takeover law.

•	No Material Adverse Change: There has not been a change in the business, operations or assets of New Valley or Vector that may reasonably be expected to have a material effect on Vector, New Valley, or any of their respective subsidiaries (a “Material Adverse Effect”).

•	No Suspensions of Trading: There has not been a general suspension of trading, outbreak of war or other similar event affecting trading or credit markets.

•	No Alternative Agreements with New Valley: There has not been any definitive agreement entered into between New Valley (with the approval of the Special Committee) and Vector providing for either (i) the termination of the Offer or (ii) an acquisition of the stock or assets of New Valley other than pursuant to the Offer and the Merger.

•	No Macroeconomic Changes: There has not been a change in the general economic, financial or market conditions that may reasonably be expected to have a Material Adverse Effect.
      The specific terms of each of these conditions is explained in the Offer to Purchase.
      The Offer expires at 5:00 PM New York City time, on Friday, December 9, 2005, unless extended. New Valley cannot extend the Offer; only the Bidders can extend the Offer.
      According to the Offer to Purchase, if the Bidders are prevented from effecting the Merger by a court or other legal requirement, Common Stock not tendered in the Offer would remain outstanding until the Bidders are able to effect a merger of New Valley with one of its wholly owned subsidiaries or otherwise to acquire the shares of Common Stock that are not tendered in the Offer. In such a case, the Bidders report that they may, or may not, propose a merger transaction. Prior to the consummation of such a merger, if any, the liquidity of and market for the remaining publicly held Common Stock could be adversely affected. The Common Stock is currently listed on the Nasdaq SmallCap Market. Depending upon the number of shares of Common Stock purchased in the Offer, the Common Stock may no longer meet the requirements for continued listing and may be delisted from the Nasdaq SmallCap Market. Moreover, New Valley’s registration under the Securities Exchange Act of 1934 (the “Exchange Act”) could be terminated upon the application of New Valley to the SEC if the Common Stock is no longer listed on a securities exchange and there are fewer than 300 holders of record of the Common Stock. The termination of the registration of the Common Stock under the Exchange Act would substantially reduce the information required to be furnished by New Valley to its stockholders and to the SEC. It would also make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) thereof, the requirement of furnishing a proxy statement in connection with stockholders’ meetings and the related requirement of an annual report to stockholders, no longer applicable. Finally, according to the Offer to Purchase, the Common Stock is currently a “margin security” under the regulations of the Board of Governors of the Federal Reserve System, which has the effect of allowing brokers to extend credit on the Common Stock as collateral. Depending on factors similar to those described above regarding listing and market quotations, it is possible that shares of Common Stock would no longer constitute “margin securities” for purposes of the Federal Reserve Board’s margin regulations. According to the Offer to Purchase, if registration of the Common Stock is terminated, shares of the Common Stock would no longer be “margin securities.”
      According to the Offer to Purchase, the Bidders intend the Offer and the Merger to qualify for United States federal income tax purposes as a reorganization pursuant to which a holder of Common Stock would generally not recognize gain or loss upon the receipt of shares of Vector Common Stock in exchange for the Common Stock, other than any gain or loss recognized on the receipt of cash instead of fractional shares. It is a condition to the consummation of the Offer that Vector’s special counsel, Milbank, Tweed, Hadley & McCloy LLP, must have provided its opinion that, on the basis of the facts, representations and assumptions set forth in such opinion and in certificates of officers of Vector and New Valley provided in connection with the issuance of such opinion, the receipt of Vector Common Stock by holders of Common Stock in the Offer and the Merger will be treated for United States federal income tax purposes as received in a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986. The tax consequences to each holder of Common Stock will depend on the facts and circumstances applicable to such holder.
      The Schedule TO states that the principal executive offices of the Bidders are located at 100 S.E. Second Street, Miami, Florida 33131.
      With respect to all information described in this Statement or the annexes and exhibits to this Statement as contained in the Offer to Purchase, including information concerning the Bidders or their respective affiliates, officers or directors, or actions or events with respect to any of them, New Valley takes no responsibility for the accuracy or completeness of such information or for any failure by the Bidders to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements
      Except as discussed in this Statement and the annexes and exhibits to this Statement, which are incorporated by reference into this Item 3, or as otherwise incorporated by reference, as of the date of this Statement there are no material agreements, arrangements or understandings, and no actual or potential conflicts of interest between New Valley or its affiliates and (i) the executive officers, directors or affiliates of New Valley, or (ii) the Bidders or any of their respective executive officers, directors or affiliates.
     Special Committee
      Effective as of September 30, 2005, in light of the relationships described under “Interests of Certain Persons in the Offer and Merger,” and “Certain Arrangements between New Valley and Vector,” and in Annex A, the board of directors of New Valley established a special committee of the board of directors, comprised solely of independent directors (the “Special Committee”) to review, evaluate and make recommendations to the stockholders of New Valley (other than Vector and its affiliates) with respect to the Offer. The Special Committee appointed by New Valley’s board of directors is composed of Arnold I. Burns (Chairman), Ronald J. Kramer, Barry W. Ridings and Victor M. Rivas. As compensation for services rendered in connection with serving on the Special Committee, each member of the Special Committee will receive a $45,000 fee and the Chairman of the Special Committee will receive an additional $10,000 fee. No additional fees are expected be paid to the members of the Special Committee for attending meetings of the Special Committee. Members of the Special Committee are entitled to be reimbursed for any out-of-pocket expenses incurred in the performance of their duties as members of the Special Committee consistent with New Valley’s policies.

Interests of Certain Persons in the Offer and Merger
      In considering the position of the Special Committee with respect to the Offer, stockholders should be aware that certain officers and directors of Vector and its affiliates, and certain officers and directors of New Valley and its affiliates, have interests in the Offer and the Merger which are described in this Statement and the annexes and exhibits to this Statement and which may present them with certain actual or potential conflicts of interest with respect to the Offer. These interests are also described in the Offer to Purchase under the heading “Interests of Certain Persons In the Offer and Subsequent Merger”. Annex A contains additional information regarding the interests of New Valley directors and executive officers in the Offer, including the fact that four of eight members of the New Valley board of directors are also directors, employees or executive officers of Vector.

Certain Arrangements Between New Valley and its Executive Officers, Directors and Affiliates
      Certain contracts, agreements, arrangements and understandings between New Valley and its executive officers, directors and affiliates are described in the Annual Proxy Statement of New Valley filed on Schedule 14A with the SEC on April 22, 2005 (the “2005 Proxy Statement”) under the headings “Information with Respect to Nominees,” “Security Ownership of Certain Beneficial Owners and Management,” and “Certain Relationships and Related Transactions,” which descriptions are filed as exhibits to this Statement and are incorporated by reference herein. Information concerning the actual or potential conflicts of interest involving New Valley and its executive officers, directors and affiliates is set forth in the 2005 Proxy Statement under the heading “Information with Respect to Nominees,” and is filed as an exhibit to this Statement and is incorporated by reference herein. Annex A contains additional information regarding arrangements between New Valley and its executive officers, directors and affiliates.

Executive Compensation, Employment Matters and Employment Agreements
      Information concerning executive compensation and employment matters for the fiscal year ended December 31, 2004 is set forth in the 2005 Proxy Statement under the headings “Executive Compensation” and “Employment Agreements” and is filed as an exhibit to this Statement and incorporated by reference herein.
      Information regarding the compensation received by the executive officers from Vector and its subsidiaries for the fiscal year ended December 31, 2004 is included in Vector’s definitive proxy statement filed on Schedule 14A with the SEC on April 22, 2005.
      Annex A contains additional information regarding executive compensation, employment matters and employment agreements.

Exculpation and Indemnification of Directors and Officers
      Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”) enables a corporation in its original certificate of incorporation, or an amendment thereto validly approved by stockholders, to eliminate or limit the personal liability of members of its board of directors for violations of a director’s fiduciary duty of care. However, the elimination or limitation shall not apply where there has been a breach of the duty of loyalty, failure to act in good faith, intentional misconduct or a knowing violation of law, the payment of a dividend or the approval of a stock repurchase which is deemed illegal or an improper personal benefit is obtained. New Valley’s certificate of incorporation as amended (the “Charter”) includes provides for exculpation of directors and officers as provided in Section 102(b)(7) of the DGCL.
      In addition, the Charter provides that New Valley will, to the fullest extent permitted by applicable law, indemnify any person who is or was made, or threatened to be made, a party to, or is involved in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, whether involving any actual or alleged breach of duty, neglect or error, any accountability, or any actual or alleged misstatement, misleading statement or other act or omission and whether brought or threatened in any court or administrative or legislative body or agency, including an action by or in the right of New Valley to procure a judgment in its favor and an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of New Valley is serving, has served or has agreed to serve in any capacity at the request of New Valley, by reason of the fact that he, his testator or intestate, is or was or has agreed to become a director or officer of New Valley, or is or was serving or has agreed to serve such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid or to be paid in settlement and expenses (including attorneys’ fees, costs and charges) incurred as a result of such action, suit or proceeding, or appeal therein. New Valley may also indemnify any person (including a person entitled to indemnification pursuant to the previous sentence) to whom New Valley is permitted to provide indemnification or the advancement of expenses to the fullest extent permitted by applicable law, whether pursuant to rights granted pursuant to, or provided by, the DGCL, or any other law, or other rights created by (i) a resolution of stockholders, (ii) a resolution of directors, or (iii) an agreement providing for such indemnification. The Charter also states that rights to indemnification set forth therein shall not be exclusive of any other rights to which any person may be entitled under any statute, provision of the Charter, bylaw, agreement, contract, resolution, vote of shareholders or otherwise. In addition, no amendment or repeal of the Charter’s indemnification provisions can adversely affect any right or protection of any person New Valley has agreed to indemnify therein, in respect of any act or omission occurring prior to such amendment or repeal.
      The Charter has been filed as an exhibit to the Registration Statement of New Valley, on Form S-1/A, filed with the SEC on June 14, 1999 and an amendment to the Charter has been filed as an exhibit to the Current Report filed on Form 8-K on August 25, 2005.

Certain Arrangements Between New Valley and Bidders
      Except as set forth in the Offer to Purchase, as of the date of the Offer to Purchase, neither Vector nor any of Vector’s directors, executive officers or other affiliates (i) has any agreement, arrangement, understanding or relationship with any other person with respect to any securities of New Valley, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of New Valley, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies or (ii) has had any other transaction with New Valley or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the SEC applicable to the Offer. Annex A contains information regarding the relationship of certain directors and officers of New Valley with the Bidders and information concerning other agreements between New Valley, Vector and their respective affiliates.

Vector’s Holdings of New Valley
      According to the Offer to Purchase, Vector indirectly owns approximately 12,849,118 shares of Common Stock, representing approximately 57.7% of all outstanding shares of Common Stock.
      In addition, Vector has entered into tender support agreements with certain holders of Common Stock, pursuant to which the stockholders party thereto agreed to tender their shares of Common Stock pursuant to the revised Offer on the terms and subject to the conditions set forth therein. According to Vector, approximately 28.2% of the outstanding shares of Common Stock are subject to these tender support agreements. Those shares of Common Stock subject to the tender support agreements, when combined with shares held by Vector equal to approximately 57.7% of the outstanding shares of Common Stock, represent approximately 85.9% of the outstanding shares of Common Stock.
      Additional information regarding Vector’s share ownership is described in the 2005 Proxy Statement under the heading “Security Ownership of Certain Beneficial Owners and Management,” which information is filed as an exhibit to this Statement and is incorporated by reference herein. In addition, Annex B to the Offer to Purchase contains information regarding Vector’s share ownership under the heading “Interests of Vector and the Directors, Executive Officers and Affiliates of Vector in Common Shares of New Valley,” which information is hereby incorporated by reference herein.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Special Committee
      The Special Committee recommends, on behalf of the board of directors of New Valley, that holders of shares of Common Stock (other than Vector and its affiliates) accept the revised Offer and tender their shares of Common Stock in the revised Offer. The Special Committee is making this recommendation after careful consideration, including a thorough review of the revised Offer with the Special Committee’s independent financial advisor and independent legal counsel, and only after determining that the revised

Offer is fair to, and in the best interests of, the holders of Common Stock (other than Vector and its affiliates).

Background of the Offer
      According to the Offer to Purchase, on September 27, 2005, Vector’s board of directors held a meeting to determine whether to proceed with an offer to purchase all of the shares of Common Stock that it did not already own. At that meeting, Vector’s board of directors authorized Vector to propose the offer and subsequent merger in which New Valley’s public stockholders would be offered 0.461 of a share of Vector Common Stock in exchange for each validly tendered share of Common Stock owned by stockholders of New Valley other than Vector and its affiliates. On the same day, Vector issued a press release announcing that its board of directors had approved plans to make an offer to the stockholders of New Valley to acquire all of the outstanding shares of Common Stock that it did not already own.
      Also on September 27, 2005, Bennett S. LeBow, Chairman of the Board of Directors and Chief Executive Officer of Vector, sent a letter on behalf of Vector to the board of directors of New Valley summarizing the terms of Vector’s proposed offer to purchase all of the shares of Common Stock that it did not already own. The following is the text of Mr. LeBow’s letter to New Valley’s board of directors:

September 27, 2005

The Board of Directors
New Valley Corporation
100 S.E. Second Street
Miami, Florida 33131

Gentlemen:

It has become clear to us that the best interests of our respective stockholders will be served by Vector’s acquisition of the outstanding shares of New Valley that we do not already own. We believe that a full combination of our businesses will yield significant efficiencies and, by fully integrating New Valley into the Vector family of operations, New Valley stockholders will be able to share in a greater scope of opportunities than are available to them as New Valley stockholders. New Valley shareholders will become owners of a company with solid cash flow and an attractive dividend yield. In addition, the transaction will provide New Valley stockholders with an immediate premium for their shares and a currency that has substantially greater liquidity than New Valley has been able to provide.

As evidenced by Vector’s long history with New Valley, we are not interested in selling our shares in New Valley. Moreover, if the two companies are combined, we expect important cost savings will be realized and that the transaction would be immediately accretive to Vector’s cash earnings.

Consequently, our Board of Directors has authorized us to make an exchange offer pursuant to which the stockholders of New Valley (other than VGR Holding Inc.) will be offered 0.461 shares of common stock of Vector for each outstanding share of New Valley common stock they own in a transaction designed to be tax-free. Based on the $19.54 closing price of Vector’s shares on September 26, 2005, our offer provides a value of approximately $9.00 per share of New Valley common stock and a 21% premium to the closing price of New Valley common stock on that date.

Vector’s offer is being made directly to New Valley’s stockholders. We believe that it will be favorably received by them due to the substantial premium to New Valley’s market price, the attractiveness of Vector stock and the opportunity for greater liquidity. New Valley stockholders, through their ownership of Vector common stock, will continue to participate in New Valley’s business.

Our offer will be conditioned on the tender of a sufficient number of shares of New Valley common stock such that, after the offer is completed, we will own at least 90% of the outstanding shares of New Valley common stock and other customary conditions. Assuming that the conditions to the offer are satisfied and that the offer is completed, we will then effect a “short form” merger of New Valley with a subsidiary of Vector as soon as practicable thereafter. In this merger, the remaining New Valley public stockholders will receive the same consideration as in the exchange offer, except for those stockholders who choose to exercise their appraisal rights.

We intend to file our offering materials with the Securities and Exchange Commission and commence our exchange offer on or about October 12, 2005. Vector is not seeking, and as the offer is being made directly to New Valley’s stockholders, Delaware law does not require approval of the offer from New Valley’s Board of Directors. We, however, encourage you to consult with your outside counsel as to the obligations of New Valley’s Board of Directors under the U.S. tender offer rules to advise the stockholders of your recommendation with respect to our offer. Also, enclosed is a copy of the press release that we are issuing in connection with the offer.

Sincerely,
/s/ Bennett S. LeBow

Bennett S. LeBow
Chairman of the Board of Directors and
Chief Executive Officer
      On September 28, 2005, New Valley issued a press release announcing receipt of Vector’s offer and Vector filed an amendment to its Schedule 13D on file with the SEC with respect to its holdings of Common Stock, to which amendment it attached a copy of Vector’s letter to the board of directors of New Valley.
      On or about September 29, 2005, an individual stockholder of New Valley filed a complaint in the Delaware Court of Chancery purporting to commence a class action lawsuit against Vector, New Valley and each of the individual directors of New Valley. The complaint was styled as Pill v. New Valley Corporation, et al. (C.A. No. 1678-N), referred to herein as the Pill matter. On or about September 29, 2005, a separate action was filed in the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida styled as Tombs v. New Valley Corporation, et al. (Case No. 05-19623 CA 22), referred to herein as the Tombs matter. In general, the complaints alleged, among other things: (1) breaches of fiduciary duty by Vector, New Valley and the members of New Valley’s board of directors in connection with the Offer and the Merger; (2) that the consideration Vector is offering is inadequate; and (3) that Vector is acting to further its own interests at the expense of the holders of shares of Common Stock. Among other remedies, the complaints seek to enjoin the Offer and the Merger or, alternatively, damages in an unspecified amount and rescission in the event the Merger occurs.
      On September 30, 2005, the board of directors of New Valley held a meeting regarding Vector’s letter of September 27, 2005. At the meeting, the board of directors determined that, given that four of the eight directors of New Valley were either officers or directors of Vector, it would be advisable for the board of directors to establish a special committee, composed of some or all of the remaining directors, to evaluate Vector’s offer. New Valley’s board of directors established the Special Committee, composed of Arnold I. Burns, Ronald J. Kramer, Barry W. Ridings and Victor M. Rivas, and adopted resolutions granting authority to the Special Committee to, among other things, evaluate Vector’s offer, retain at New Valley’s expense financial and legal advisors and make the recommendation on behalf of New Valley to its stockholders that is required by the federal securities laws.
      Immediately following the meeting of New Valley’s board of directors, the Special Committee held a meeting to discuss initial organizational matters, including retaining an independent legal counsel for the Special Committee and the criteria to be used in selecting the legal counsel. The Special Committee selected several law firms that it intended to interview and authorized Messrs. Burns and Ridings to invite those firms to make a presentation to, and interview with, the Special Committee to serve as the Special Committee’s legal counsel.
      On September 30, 2005, New Valley issued a press release announcing the formation of the Special Committee and urging holders of Common Stock to defer taking action to accept or reject Vector’s offer until the Special Committee made a recommendation.
      On October 3, 2005, the Special Committee held a meeting by teleconference at which they discussed the scheduling of interviews with potential legal counsel to the Special Committee.
      On October 6, 2005, the Special Committee held a meeting and conducted interviews with representatives of several law firms to serve as independent legal counsel to the Special Committee. Following the interviews, the Special Committee decided to retain Kirkland & Ellis LLP as the Special Committee’s independent legal counsel. The Special Committee also discussed retaining an independent financial advisor for the Special Committee and the criteria to be used in selecting the financial advisor. The Special Committee selected several investment banks that it intended to interview and authorized Kirkland & Ellis LLP to contact those investment banks to arrange interviews. In addition, the Special Committee determined at this meeting that Mr. Burns would serve as Chairman of the Special Committee and determined the Special Committee’s compensation.
      On October 10, 2005, Mr. Burns met with representatives of Kirkland & Ellis LLP to discuss various administrative matters. At that meeting, it was determined that the Special Committee should request that Vector delay the commencement of the Offer for two weeks so that the Special Committee could complete its selection of its advisors and undertake the analyses necessary to respond to Vector’s offer. Following that meeting, a representative of Kirkland & Ellis LLP contacted a representative of Milbank, Tweed, Hadley & McCloy LLP, counsel to Vector (“Milbank”), to request that Vector delay the commencement of the Offer. On October 11, 2005, a representative of Milbank contacted a representative of Kirkland & Ellis LLP to inform the Special Committee that Vector would delay the commencement of the Offer by one week but was not willing to delay the commencement of the Offer for a longer period.
      On October 11, 2005, the Special Committee held a meeting at which representatives of Kirkland & Ellis LLP were present. At the meeting, the Special Committee conducted interviews with representatives of several investment banks. Following the interviews, the Special Committee decided to retain The Blackstone Group L.P. (“Blackstone”) as the Special Committee’s independent financial advisor if satisfactory fee arrangements could be agreed upon between the Special Committee and Blackstone. The Special Committee authorized Kirkland & Ellis LLP to negotiate fee arrangements with Blackstone on its behalf within specified fee parameters established by the Special Committee. At the meeting, the Special Committee also determined that it should retain a separate public relations firm.
      Following the meeting and continuing until October 17, 2005, representatives of Blackstone and representatives of Kirkland & Ellis LLP exchanged fee proposals and drafts of the engagement letter. Representatives of Kirkland & Ellis LLP also informed Vector and New Valley of the Special Committee’s selection of a financial advisor.
      On October 12, 2005, Vector issued a press release announcing that it had agreed to postpone the commencement of the Offer.
      On October 14, 2005, the Special Committee held a meeting by teleconference at which representatives of Kirkland & Ellis LLP were present. At the meeting, representatives of Kirkland & Ellis LLP updated the Special Committee on the fee negotiations with Blackstone and discussed other matters relating to Blackstone’s engagement. The Special Committee also determined to propose new resolutions to be adopted by New Valley’s board of directors that would relate to the creation and authority of the Special Committee. Later that day, representatives of Kirkland & Ellis LLP sent to Milbank the proposed resolutions. Specifically, the revisions clarified that the Special Committee’s responsibility was to represent the rights and interests of the stockholders of New Valley other than Vector or its officers, directors and other affiliates. In addition, proposed changes to the resolutions clarified that the Special Committee had authority to discuss and negotiate with Vector and its representatives and advisors the terms of the Offer and any modifications in the Offer and to determine conclusively whether or not the board of directors of New Valley should recommend the Offer to the public stockholders.
      On October 17, 2005, the Special Committee held a meeting at which representatives of Kirkland & Ellis LLP and representatives of Blackstone were present. During this meeting, representatives of Kirkland & Ellis LLP reviewed for the Special Committee its duties under applicable law, including the fiduciary duties of members of the Special Committee and the obligation of New Valley to prepare this Statement. Subject to a final review of the terms of the engagement letter with Blackstone, the Special Committee authorized the retention of Blackstone as its independent financial advisor. Representatives of Blackstone summarized the process by which Blackstone proposed to evaluate the Offer and noted that, given the need to conduct a due diligence investigation of New Valley and Vector, additional time would be helpful to complete that process. The Special Committee decided to submit its due diligence requests to Vector and New Valley and to request from Vector an additional one week delay in the commencement of the Offer to conduct these due diligence investigations.
      Following the meeting, a representative of Kirkland & Ellis LLP contacted a representative of Milbank to request that Vector delay the commencement of the Offer by an additional week. On the following day, a representative of Milbank informed Kirkland & Ellis LLP that Vector had denied the request for a delay.
      On October 18, 2005, the Special Committee and New Valley executed an engagement letter with Blackstone setting forth the terms on which Blackstone agreed to serve as the independent financial advisor to the Special Committee.
      Also on October 18, 2005, the Special Committee’s advisors sent to Milbank their information and interview request lists related to the due diligence review that they intended to undertake on behalf of the Special Committee.
      Also on October 18, 2005, Lawndale Capital Management, LLC and related filing persons (“Lawndale”) filed a Schedule 13D reporting beneficial ownership of approximately 6.0% of the outstanding shares of Common Stock. In the filing, Lawndale stated that it did not plan on tendering its shares of Common Stock in the Offer, and if the Merger takes place at the current consideration, would consider exercising its appraisal rights.
      On October 19, 2005, the Special Committee issued a press release announcing that it had engaged Blackstone as its financial advisor and Kirkland & Ellis LLP as its legal counsel.
      On or about October 19, 2005, New Valley filed a motion to dismiss the complaint in the Tombs matter.
      On October 20, 2005, Vector commenced the Offer, which contemplated the original exchange ratio.
      Also on October 20, 2005, representatives of the Special Committee’s advisors and Richard J. Lampen, Executive Vice President of each of New Valley and Vector and a member of the board of directors of New Valley, scheduled a series of meetings in response to the Special Committee’s advisors’ requests for information. The meeting schedule called for the following meetings: (i) a meeting on the afternoon of October 24, 2005 at New Valley’s and Vector’s offices in New York City, at which representatives of New Valley would give a presentation on its real estate and real estate-related holdings; (ii) a meeting on the morning of October 25, 2005 at Vector’s offices near Raleigh, North Carolina, at which representatives of Vector would give a presentation on its tobacco businesses; and (iii) a meeting on the morning of October 26, 2005 at New Valley’s and Vector’s offices in Miami, Florida, at which representatives of Vector and New Valley would give a presentation on their overall business and make available materials in a data room.
      On or about October 21, 2005, the plaintiffs moved to expedite discovery in the Tombs matter.
      Also on October 21, 2005, resolutions implementing the proposed changes to the Special Committee’s charge and authority noted above, and authorizing the payment of the Special Committee’s fees, became effective.
      On October 24, 2005, representatives of New Valley, Blackstone and Kirkland & Ellis LLP held the first of their informational meetings at New Valley’s and Vector’s offices in New York City. At this meeting, representatives of New Valley gave a presentation on its real estate and real estate-related holdings. As a result of the disruption to travel and business in South Florida as a result of Hurricane Wilma, the previously scheduled informational meetings that were to take place near Raleigh, North Carolina and in Miami, Florida on October 25 and 26, 2005 were relocated to New Valley’s and Vector’s offices in New York City and combined to take place on October 25, 2006 and access to the materials in the data room was postponed until disruptions caused by Hurricane Wilma could be alleviated.
      On October 25, 2005, representatives of Vector, Blackstone and Kirkland & Ellis LLP held the second of their informational meetings at New Valley’s and Vector’s offices in New York City. At this meeting, representatives of Vector gave a presentation on its tobacco businesses. In addition, on October 25, 2005, representatives of Vector and its outside counsel gave a presentation by teleconference to representatives of Kirkland & Ellis LLP and Blackstone regarding its litigation related to tobacco products.
      On or about October 25, 2005, New Valley filed an answer in the Pill matter.
      On October 27, 2005, on two separate calls, representatives of Vector and New Valley and its outside counsel gave presentations by teleconference to representatives of Kirkland & Ellis LLP and Blackstone regarding tax matters affecting Vector and New Valley and other litigation affecting New Valley, respectively.
      Also on October 27, 2005, following a call from Lawndale to certain members of the Special Committee and the Special Committee’s advisors, representatives of Lawndale and representatives of Blackstone discussed Lawndale’s previously announced views with respect to the Offer and the Merger.
      On or about October 28, 2005, a separate action was filed in the Delaware Court of Chancery purporting to commence a class action lawsuit against Vector, New Valley and each of the individual directors of New Valley. The complaint was styled as Lindstrom v. LeBow, et al. (Civil Action No. 1745-N), referred to herein as the Lindstrom matter. As with the complaints in the Pill matter and the Tombs matter, the complaint in the Lindstrom matter alleged, among other things: (1) breaches of fiduciary duty by Vector, New Valley and the members of New Valley’s board of directors in connection with the Offer and the Merger; (2) that the consideration Vector is offering is inadequate; and (3) that Vector is acting to further its own interests at the expense of the holders of shares of Common Stock and, among other remedies, the complaint seeks to enjoin the Offer and the Merger or, alternatively, damages in an unspecified amount and rescission in the event the Merger occurs.
      On October 31, 2005, the Special Committee held a meeting at which representatives of Kirkland & Ellis LLP and representatives of Blackstone were present. During this meeting, the Special Committee received updates on various administrative matters, the informational meetings and calls that had taken place with representatives of Vector and New Valley, the terms of the original Offer and the Merger and the communications received from Lawndale. The Special Committee determined that it would not approve the previously discussed engagement letter with a public relations firm based on the minimum fee requirements that the firm required and determined that, unless the firm would agree to work without a retainer, it would not retain a public relations firm. In addition, the Special Committee received a general overview of litigation affecting the tobacco industry. The Special Committee determined that it should proceed as promptly as possible to visit the data rooms established by New Valley and Vector at their offices in Miami, Florida and near Raleigh, North Carolina. A visit to the data room in Miami, Florida by representatives of Kirkland & Ellis LLP was scheduled with Mr. Lampen on the following day to begin on November 2, 2005.
      On November 1, 2005, the Special Committee held a meeting at which representatives of Kirkland & Ellis LLP and representatives of Blackstone were present. During this meeting, representatives of Blackstone discussed with the Special Committee its preliminary views, based on its work to date, regarding the financial terms of the original Offer and Blackstone’s review of Vector and New Valley. Blackstone did not render an opinion to the Special Committee. Blackstone did indicate its preliminary view that, based upon and subject to the qualifications, factors and assumptions considered and assumed by it, the original exchange ratio of 0.461 shares of Vector Common Stock to be received for each share of Common Stock in the Offer and the Merger was inadequate to the stockholders of New Valley other than Vector and its affiliates from a financial point of view. In providing its views, Blackstone relied, without assuming responsibility for independent verification, upon the accuracy and completeness of all financial and other information that was available from public sources and all projections and other information provided to it by New Valley and Vector or otherwise reviewed by Blackstone and upon the assurances of the management of New Valley and Vector that they were not aware of any facts that would make the information and projections provided by them inaccurate, incomplete or misleading. Blackstone also relied, without assuming responsibility for independent verification, upon the views of the management of New Valley as well as New Valley’s and Vector’s legal counsel on litigation, taxation and other legal considerations. It also assumed that the financial and other projections and pro forma financial information prepared by New Valley and Vector and the assumptions underlying those projections and such pro forma information, including the amounts and the timing of all financial and other performance data, were reasonably prepared and represent management’s best estimates as of the date of their preparation, and did not express a view as to such projections and information or the assumptions on which they are based. Blackstone did not make an independent evaluation or appraisal of New Valley’s assets and liabilities. In connection with its preliminary views, Blackstone did not address the relative merits of the Offer and the Merger as compared to other business strategies or transactions that might be available to New Valley or the Special Committee’s underlying business decision to recommend that holders of Common Stock not tender their shares in the Offer. Blackstone’s views were necessarily based upon market, economic, financial and other conditions as they existed and could be evaluated as of the date thereof only.
      The Special Committee then discussed how it should respond to the original Offer. After extensive further discussion and careful consideration, the Special Committee determined on behalf of the board of directors of New Valley that the Offer was inadequate and not in the best interests of the holders of the shares of Common Stock, other than Vector and its affiliates. Accordingly, the Special Committee recommended that holders of shares of Common Stock reject the original Offer and not tender their shares of Common Stock pursuant to the original Offer. The Special Committee then discussed the possibility that Vector may be willing to negotiate the consideration and terms of the original Offer. The Special Committee also directed representatives of Kirkland & Ellis LLP to contact representatives of Milbank and inform Milbank of its recommendation and intent to file this Statement containing this recommendation and to propose that, if Vector thinks there is merit to doing so, the Special Committee has authorized Blackstone to meet with Jefferies & Company, Inc. (“Jefferies”), Vector’s financial advisor, to understand its perspective regarding the Offer and the Merger.
      Following this meeting, a representative of Kirkland & Ellis LLP called a representative of Milbank to convey the Special Committee’s message.
      Thereafter on November 1, 2005, Mr. Lampen informed a representative of Kirkland & Ellis LLP that, in light of the Special Committee’s recommendation, Vector would rather that Kirkland & Ellis LLP delay its previously scheduled due diligence visit to the data room established by New Valley and Vector at their offices in Miami, Florida.

      On or about November 1, 2005, the plaintiffs in the Pill matter moved (i) to amend their complaint, (ii) for a preliminary injunction, and (iii) for expedited discovery.
      On November 2, 2005, the Special Committee filed the initial version of this Statement containing the Special Committee’s recommendation with respect to the original Offer and issued a press release announcing the Special Committee’s recommendation that holders of Common Stock reject the original Offer and not tender their shares of Common Stock pursuant to the original Offer. Thereafter, the Special Committee mailed the initial version of this Statement to New Valley’s stockholders.
      Also on November 2, 2005, the Special Committee filed an answer in the Pill matter.
      On November 3, 2005, Vector issued a press release responding to the Special Committee’s recommendation. Vector stated that it was disappointed by the recommendation, urged New Valley stockholders to make their own determination regarding the Offer and noted that it was highly unlikely that Vector would be able to consummate the Offer unless all significant New Valley stockholders tendered their shares pursuant to the Offer.
      On or about November 3, 2005, the plaintiffs filed an amended complaint in the Tombs matter.
      On November 4, 2005 and continuing through the beginning of the following week, representatives of Blackstone and representatives of Jefferies had several discussions on behalf of the Special Committee and Vector, respectively, during which they exchanged their views regarding the consideration to be offered to the holders of shares of Common Stock pursuant to the Offer and the Merger. Following those meetings, representatives of Jefferies indicated to representatives of Blackstone that Vector may be prepared to revise the Offer such that the exchange ratio would be equal to 0.525 shares of Vector Common Stock for each share of Common Stock exchanged in the Offer and the Merger, subject to certain stockholders of New Valley agreeing to support the Offer and tender their shares pursuant to the Offer.
      On or about November 4, 2005, the parties stipulated to the amended complaint in the Pill matter.
      On November 7, 2005, Vector issued a press release announcing that it had scheduled its special meeting of stockholders to vote on the issuance of shares of Vector Common Stock in the Offer and the Merger for December 8, 2005. On the same day, Vector also filed an amendment to its Schedule TO and a supplement to its Offer to Purchase. In these filings, Vector announced that it had delayed the expiration date of the Offer from December 1, 2005 until December 9, 2005 and updated other matters related to the tax effects and conditions of the Offer and the Merger.
      Also on November 7, 2005, New Valley moved to abate or stay the Tombs matter in favor of the Pill matter.
      On November 8, 2005, the Special Committee held a meeting by teleconference at which representatives of Kirkland & Ellis LLP and Blackstone were present. At the meeting, the Special Committee discussed Vector’s most recently proposed exchange ratio (equal to 0.525 shares of Vector Common Stock for each share of Common Stock) to be paid pursuant to the Offer and the Merger and negotiating strategies. The Special Committee determined that it should explore whether further increases in the exchange ratio to be paid pursuant to the Offer and the Merger could be obtained without jeopardizing the increases that Vector was already considering making. Accordingly, the Special Committee directed Blackstone to indicate to Jefferies the Special Committee’s view that Vector should consider a further increase in the exchange ratio to be paid pursuant to the Offer and the Merger and that the Special Committee may not be prepared to recommend to stockholders of New Valley that they accept the revised terms of the Offer unless further increases were made.
      On November 8, 2005, a representative of Blackstone contacted a representative of Jefferies and communicated the Special Committee’s message regarding its expectation of a further increase in the exchange ratio to be paid pursuant to the Offer and the Merger.
      Late in the week of November 7, 2005 and during the week of November 14, 2005, representatives of Blackstone held several discussions with representatives of Lawndale during which they discussed

Lawndale’s views regarding the exchange ratio to be paid to the holders of shares of Common Stock pursuant to the Offer and the Merger and Vector’s request that Lawndale enter into a tender support agreement.
      On or about November 9, 2005, the Pill matter and the Lindstrom matter were consolidated. The consolidated cases are referred to herein as the “Consolidated Delaware Action.”
      On November 10, 2005, the court denied the plaintiff’s motion to expedite discovery in the Tombs matter.
      On November 10 and 11, 2005, representatives of Kirkland & Ellis LLP visited the data room established by New Valley and Vector at their offices in Miami, Florida to conduct a due diligence review of New Valley and Vector.
      On or about November 14, 2005, representatives of Jefferies indicated to representatives of Blackstone that, despite prior indications to the contrary, they believed Vector would only be willing to increase the exchange ratio to 0.515 shares of Vector Common Stock for each share of Common Stock exchanged in the Offer and the Merger, although a final determination had not yet been made by Vector.
      On November 15, 2005, representatives of Jefferies indicated to representatives of Blackstone that Vector was willing to increase the exchange ratio to 0.54 shares of Vector Common Stock for each share of Common Stock exchanged in the Offer and the Merger, subject to certain stockholders of New Valley agreeing to support the Offer and tender their shares pursuant to the Offer.
      On or about November 15, 2005, the class was certified in the Consolidated Delaware Action.
      On November 16, 2005, Mr. Lampen contacted representatives of Blackstone to confirm that the board of directors of Vector had approved an increase in the exchange ratio to be paid pursuant to the Offer and the Merger to 0.54 shares of Vector Common Stock for each share of Common Stock, that Vector had entered into tender support agreements with a significant amount of holders of Common Stock and that Vector would issue a press release later in the day announcing these developments.
      Later on November 16, 2005, the Special Committee held a meeting by teleconference at which representatives of Kirkland & Ellis LLP and Blackstone were present. At the meeting, the Special Committee discussed the revised exchange ratio proposed to be paid in the Offer and the Merger and the tender support agreements. At the meeting, the Special Committee directed representatives of Kirkland & Ellis LLP to send to Milbank proposed revisions to the conditions to the Offer. Thereafter, representatives of Kirkland & Ellis LLP sent to representatives of Milbank the proposed revisions to the conditions to the Offer. The revisions to the conditions to the Offer included the deletion of several conditions and the inclusion of language rendering certain other conditions, which the Special Committee felt were in the best interests of the holders of shares of Common Stock, non-waiveable.
      Also on November 16, 2005, Vector issued a press release announcing that it was increasing the exchange ratio to be paid to the holders of Common Stock in the Offer. As indicated earlier in the day, under the terms of the revised Offer, holders of shares of Common Stock who tender their shares in the Offer would receive 0.54 shares of Vector Common Stock for each share of Common Stock. Vector announced that it would file amended offer materials with the Securities and Exchange Commission shortly with the terms of the revised Offer. Vector also announced that it had entered into tender support agreements with holders of 26.9% of the outstanding shares of Common Stock pursuant to which the stockholders had agreed to tender all of their shares of Common Stock pursuant to the revised Offer. Vector filed these tender support agreements with the Securities and Exchange Commission on the following day.
      Also on November 16, 2005, counsel to the plaintiff in the Consolidated Delaware Action, along with the plaintiff’s financial adviser, made a financial valuation presentation concerning New Valley to representatives of Blackstone, along with representatives of Kirkland & Ellis LLP.

      Also on November 16, 2005, counsel for the Special Committee was informed that counsel for the plaintiffs in the Delaware Consolidated Action and counsel for Vector were engaged in settlement negotiations regarding the claims in the Delaware Consolidated Action and had reached a tentative agreement on November 16, 2005.
      Also on or about November 16, 2005, the plaintiffs moved for a preliminary injunction in the Tombs matter.
      On November 17, 2005, representatives of Milbank sent to representatives of Kirkland & Ellis LLP Vector’s revised set of the conditions to the Offer. The revised conditions reflected many of the revisions proposed by the Special Committee.
      On November 18, 2005, the Special Committee held a meeting at which representatives of Kirkland & Ellis LLP and Blackstone were present. During this meeting, representatives of Blackstone discussed with the Special Committee its preliminary views, based on its work to date, regarding the financial terms of the revised Offer and Blackstone’s review of Vector and New Valley. Blackstone did not render an opinion to the Special Committee. Blackstone did indicate its preliminary view that, based upon and subject to the qualifications, factors and assumptions considered and assumed by it, the exchange ratio of 0.54 shares of Vector Common Stock to be received for each share of Common Stock in the revised Offer and the Merger was fair to the stockholders of New Valley other than Vector and its affiliates from a financial point of view. These views were subject to the same limitations as were its preliminary views provided at the meeting of the Special Committee held on November 1, 2005. The Special Committee determined that it was not appropriate for it to respond to Vector’s revised Offer until revised offer materials were filed with the Securities and Exchange Commission.
      Later on November 18, 2005 and on November 21, 2005, representatives of Kirkland & Ellis LLP indicated to representatives of Milbank that it was their expectation that, assuming that Vector filed amended offer materials reflecting the terms contained in Vector’s press release issued on November 16, 2005 and the revised conditions to the Offer and there were no other material changes to the Offer, the Special Committee would recommend that holders of shares of Common Stock (other than Vector and its affiliates) tender their shares pursuant to the revised Offer.
      On November 21, 2005, Messrs. Lebow and Lampen contacted Mr. Burns and, separately, a representative of Milbank contacted a representative of Kirkland & Ellis LLP. On each call, either directly or through its advisors, Vector inquired about procedures to enable the Special Committee to make a formal determination regarding the revised Offer even though the amended offer materials had not been filed with the Securities and Exchange Commission.
      Also on November 21, 2005, the Special Committee and New Valley filed answers to the amended complaint in the Consolidated Delaware Action.
      In response to the calls that took place on November 21, 2005 noted above, on November 22, 2005, representatives of Milbank provided the members of the Special Committee and its advisors with a near-final drafts of the amended offer materials Vector intended to file with the Securities and Exchange Commission on the following day.
      Later on November 22, 2005, the Special Committee held a meeting at which representatives of Kirkland & Ellis LLP and Blackstone were present. At this meeting, representatives of Blackstone made a presentation to the Special Committee regarding the financial terms of the revised Offer and Blackstone’s review of Vector and New Valley. Blackstone delivered its oral opinion, subsequently confirmed in writing, that, as of that date and based upon and subject to the assumptions, qualifications and limitations set forth in such opinion, the exchange ratio of 0.54 shares of Vector Common Stock to be received for each share of Common Stock in the revised Offer and the Merger was fair to the stockholders of New Valley other than Vector and its affiliates from a financial point of view. In light of the financial analysis presented by its financial advisors and other factors described below under “Reasons for the Recommendation of the Special Committee,” the Special Committee concluded that the revised Offer was fair to, and in the best interests of, the holders of shares of Common Stock (other than Vector and its affiliates) and determined to recommend that holders of Common Stock (other than Vector and its affiliates) tender their shares pursuant to the revised Offer. The Special Committee instructed Kirkland & Ellis LLP to prepare this amended Statement for filing with the Securities and Exchange Commission and mailing to New Valley stockholders. The Special Committee’s determination regarding the fairness of the revised Offer and recommendation to tender shares pursuant to the revised Offer was subject to confirmation that the amended offer materials complied in all material respects with the drafts of such materials provided to the Special Committee.
      Also on November 22, 2005, the Special Committee issued a press release announcing the Special Committee’s revised recommendation that holders of Common Stock accept the revised Offer and tender their shares of Common Stock pursuant to the revised Offer, subject to confirmation that the amended offer materials complied in all material respects with the drafts of such materials provided to the Special Committee.
      On the evening of November 22, 2005, the plaintiffs in the Delaware Consolidated Action, Vector, New Valley and the directors for New Valley entered into a memorandum of understanding. The memorandum of understanding provided, among other things, that (i) the consideration being offered be raised from 0.461 shares of Vector Common Stock per share of Common Stock to 0.54 shares of Vector Common Stock per share of Common Stock; (ii) the plaintiffs acknowledged that 0.54 shares of Vector Common Stock per share of Common Stock was adequate and fair consideration; (iii) Vector agreed to make supplemental disclosures in its Form S-4 with respect to the Offer to address claims raised in the Pill matter; (iv) the plaintiffs shall have the right to comment upon and suggest additional disclosures to be made to the public shareholders by New Valley prior to the filing of this Statement with the Securities and Exchange Commission and such suggested additional disclosures will be considered in good faith for inclusion in such filing by New Valley; and (v) all claims, whether known or unknown, of the plaintiffs shall be released as against all of the defendants in the Pill matter and the Lindstrom matter. On the morning of November 23, 2005, counsel to the Special Committee provided a draft of this Statement to the plaintiffs’ counsel as provided above and accepted suggestions for additional disclosures made by the plaintiffs.
      On November 23, 2005, Vector filed its amended offer materials and the Chairman of the Special Committee, pursuant to authority delegated to him by the Special Committee, determined on behalf of the Special Committee that the amended offer materials complied in all material respects with the drafts of such materials provided to the Special Committee.
      Also on November 23, 2005, the plaintiff in the Tombs matter filed a motion in the Delaware Consolidated Action asking the Delaware Chancery Court to permit the plaintiff to intervene in the Delaware Consolidated Action and to stay the Delaware Consolidated Action and, in the alternative, to appoint Tombs as the lead plaintiff in the Delaware Chancery Court.
     Reasons for the Recommendation
      In reaching its recommendations set forth above, the Special Committee considered a number of material factors relating to the revised Offer.
      The material factors considered by the Special Committee that weighed in favor of recommending to holders of Common Stock that they tender their shares pursuant to the revised Offer were:

•	Opinion of the Special Committee’s Financial Advisor. The opinion of Blackstone, rendered orally to the Special Committee on November 22, 2005, and subsequently confirmed in writing on that same day, that, as of November 22, 2005, and based upon and subject to the qualifications, factors and assumptions considered and assumed by it, the exchange ratio of 0.54 shares of Vector Common Stock to be received for each share of Common Stock in the revised Offer and the Merger was fair to the stockholders of New Valley other than Vector and its affiliates from a financial point of view. The full text of Blackstone’s opinion is set forth in Annex B to this

Statement and described under the heading “Opinion of the Special Committee’s Financial Advisor” below.

•	Financial and Business Prospects of New Valley and Vector. The Special Committee took into account the current and historical financial condition, properties, results of operations, competitive position, business, prospects and strategic objectives of New Valley and Vector, including potential risks involved in achieving those prospects and objectives and the current and expected conditions in the general economy and in the industries in which New Valley’s and Vector’s businesses operate. The Special Committee did not receive any financial forecasts or projections of New Valley or Vector other than those discussed in the Offer to Purchase under the heading “Financial Forecasts.”

•	Premium Relative to Recent Market Prices. Based on the closing price per share of Vector Common Stock of $20.17 on November 21, 2005, the exchange ratio in the revised Offer implies a price of $10.89 for each share of Common Stock. This represents a premium of 46.1% to the closing price per share of Common Stock of $7.45 on September 26, 2005, the day before Vector announced its intention to commence the Offer.

•	Certain Anticipated Benefits of an Acquisition of New Valley by Vector. In the Offer to Purchase, Vector said that it anticipates that it will realize certain integration and other benefits from an acquisition of New Valley. These anticipated benefits are described in further detail in the Offer to Purchase under the heading “Background and Reasons for the Offer and Subsequent Merger — Key Factors Motivating the Offer”. These anticipated benefits include the ability to realize synergies and potential cost savings, including by eliminating redundant overhead and other costs relating to each party’s status as a public company, and a greater ability of Vector to use New Valley’s tax assets. If realized, those benefits could positively affect the value of Vector Common Stock, including the shares of such stock issued to holders of shares of Common Stock in the Offer and the Merger.

•	Participation in Future Growth. The Special Committee considered the fact that holders of shares of Common Stock who tender their shares in the Offer will have the opportunity to participate in the future growth prospects of Vector and New Valley through their ownership of Vector Common Stock.

•	Negotiation Process. The revised Offer was the result of arms’-length discussions and negotiations conducted by the Special Committee and its independent financial and legal advisors. After discussions and negotiations in which the Special Committee obtained increases in the original exchange ratio, the Special Committee concluded that the revised exchange ratio was very likely the best offer that could be obtained from Vector. The discussions and negotiations resulted in a 17.1% increase in the exchange ratio. The discussions and negotiations also resulted in a number of improvements to the conditions to the Offer, including improvements that make it more certain that the shares of Vector Common Stock to be received by holders of Common Stock in the Offer and the Merger will have been approved for listing on the New York Stock Exchange and that the exchange of shares of Vector Common Stock for shares of Common Stock in the Offer and the Merger will not cause such holders to recognize any gain or loss on the exchange.

•	Public Stockholders Determine Whether Transaction Is Completed. The minimum tender condition would permit the holders of only 10% of the outstanding shares of Common Stock as of the close of business on the date immediately prior to the expiration of the Offer to block consummation of the Offer. As a result, taking into account that Vector owns approximately 57.7% of the outstanding shares of Common Stock, the Offer and the Merger will only be consummated if holders of approximately 32.3% of the outstanding shares of Common Stock support the transactions contemplated by the Offer and the Merger.

•	Tender Support Agreements. The Special Committee considered that certain New Valley stockholders who had previously stated publicly and/or informed the Special Committee’s advisors that they did not plan to tender their shares of Common Stock pursuant to the original Offer and other stockholders have since entered into tender support agreements pursuant to which they agreed to tender their shares of Common Stock pursuant to the revised Offer. Accordingly, a significant portion of the stockholders of New Valley have committed to support the revised Offer. The shares of Common Stock subject to these tender support agreements, when combined with Vector’s ownership of approximately 57.7% of the outstanding shares of Common Stock, represent approximately 85.9% of the outstanding shares of Common Stock.

•	Greater Liquidity and Higher Trading Volume. In light of Vector’s ownership of 57.7% of the outstanding shares of Common Stock and the overall number of shares of Common Stock outstanding, the liquidity and trading volume for shares of Common Stock are low. By contrast, there is a substantially greater number of shares of Vector Common Stock outstanding and those shares are more heavily traded. Thus, the shares of Vector Common Stock that holders of Common Stock will receive in the Offer and the Merger will be more liquid than the shares of Common Stock. This greater liquidity should allow holders of Common Stock who exchange their shares for shares of Vector Common Stock in the Offer or the Merger to sell a greater number of those shares without applying downward pressure on the trading price of Vector Common Stock.

•	Commitment to Effect the Merger. Vector has committed to effect the Merger upon consummation of the Offer, which the Special Committee has determined provides assurances to the holders of shares of Common Stock who choose not to tender their shares in the Offer that they also will receive equal value for the exchange of their shares of Common Stock as soon as practicable after consummation of the Offer (or, for those who validly exercise their appraisal rights, a judicially determined fair value).

•	Appraisal Rights. The Special Committee considered the fact that holders of Common Stock who do not tender their shares in the Offer will have appraisal rights in connection with the Merger under Delaware law. New Valley stockholders at the time of the Merger will have the right to dissent and demand appraisal of their shares of Common Stock if they have properly perfected their appraisal rights. Dissenting stockholders who comply with certain statutory procedures could be entitled to receive a judicial determination of the fair value of their shares of Common Stock at the effective time of the Merger (excluding any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a rate of interest, if any, in lieu of the consideration paid in the Merger. Appraisal rights are described in the Offer to Purchase under the heading “The Offer — Appraisal Rights” and in Annex C of the Offer to Purchase. Please also refer to “Item 8. Additional Information — Appraisal Rights” for more information on the appraisal rights of holders of Common Stock.

•	Anticipated Reorganization Status. As provided in the Offer to Purchase, as a condition to the consummation of the Offer, Vector’s special counsel, Milbank, Tweed, Hadley & McCloy LLP, must have provided its opinion that, on the basis of the facts, representations and assumptions set forth in such opinion and in certificates of officers of Vector and New Valley provided in connection with the issuance of such opinion, the receipt of Vector Common Stock by holders of Common Stock in the Offer and the Merger will be treated for United States federal income tax purposes as received in a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986. Accordingly, holders of shares of Common Stock generally should not recognize gain or loss for United States federal income tax purposes as a result of the transactions contemplated by the Offer to Purchase (except for any gain attributable to cash received in lieu of any fractional share of Vector Common Stock). Vector has addressed United States federal income tax consequences in the Offer to Purchase under the heading “The Offer — Material U.S. Federal Income Tax Consequences”. Vector’s special counsel’s tax opinion is filed with the Commission as an exhibit to the Form S-4.

•	Possible Decline in the New Valley Market Price If Vector Withdraws Offer. The Special Committee considered the possibility that, if a transaction with Vector is not completed or Vector were to withdraw or reduce the consideration payable in the Offer to acquire the shares of Common Stock that it does not already own, the market price of the Common Stock could decline.

•	Fixed Exchange Ratio. The Special Committee considered that the consideration proposed to be paid in the revised Offer and the Merger is a fixed exchange ratio and, therefore, holders of shares of Common Stock will in effect obtain a higher consideration per share if the trading price of Vector Common Stock increases prior to the completion of the Offer or the Merger.

•	Vector’s Unwillingness to Sell New Valley. The Special Committee considered statements by Vector to the board of directors of New Valley that Vector has no present or foreseeable intention to sell all or any substantial portion of its shares of Common Stock and the fact that this position of Vector limits the ability of holders of Common Stock other than Vector to realize a premium upon a change of control of New Valley to a third party.

•	Vector Dividends. The Special Committee noted that Vector has paid dividends on the outstanding shares of Vector Common Stock during recent periods (most recently $0.40 per share per quarter) and has noted that it expects to continue to pay quarterly dividends at the current rate.

•	Withdrawal Rights. The Special Committee considered the fact that, pursuant to the Offer to Purchase, other than holders of Common Stock who have agreed that they will tender their shares of Common Stock pursuant to the Offer, holders of Common Stock who have tendered their shares in the Offer will have the certain right to withdraw their shares from the Offer until those shares are accepted for payment by Vector. These withdrawal rights are described in the Offer to Purchase under the heading “The Offer — Withdrawal Rights”.

      The material factors considered by the Special Committee that weighed against recommending to holders of Common Stock that they tender their shares in the Offer were:

•	Significant Difference in Investment Decision; Tobacco Risks. The Special Committee noted that Vector operates in industries which are significantly different from the industries in which New Valley operates (other than Vector’s holdings of New Valley). Accordingly, if the Offer and the Merger are consummated, the interests of holders of Common Stock (other than those who properly exercise their appraisal rights) in the performance and prospects of New Valley following the consummation of the Offer and the Merger will be heavily diluted by the holders’ interest in the performance and prospects of Vector’s other business, most significantly its tobacco businesses. The ownership of equity interests in a tobacco company such as Vector involves significantly different risks and uncertainties than the ownership of equity interests in a real estate company such as New Valley. Furthermore, tobacco companies are subject to risks and uncertainties that are particularly difficult to value, such as the risks associated with litigation and regulation. In addition, Vector has additional specific risks and uncertainties related to other matters, including liabilities for taxes in dispute. The Special Committee noted that, in making its recommendation to holders of Common Stock (other than Vector and its affiliates) that they tender their shares pursuant to the revised Offer, it was not rendering investment advice to the holders of Common Stock who receive shares of Vector Common Stock in the Offer or the Merger that they continue to hold such shares of Vector Common Stock and noted that they should be able to sell such shares following the consummation of the Offer and the Merger.

•	Absence of Price Protection. The Special Committee considered that the consideration proposed to paid in the Offer and the Merger is based on a fixed exchange ratio and, therefore, contains no price protection mechanism. As a result, fluctuations in the trading price of Vector Common Stock prior to the completion of the revised Offer or the Merger will directly affect the value of the consideration proposed to paid in the revised Offer and the Merger, respectively.

•	Conditions. The Special Committee considered the risk that the conditions to the Offer may not be satisfied and, therefore, that the Offer and the Merger may not be consummated. The conditions to the Offer are described in the Offer to Purchase under the heading “The Offer — Conditions of the Offer” and are summarized in Item 1 of this Statement under the heading “Tender Offer”.

•	Lack of Ability to “Shop” New Valley. In connection with the proposed Offer, Vector stated that it is not interested in selling its shares of Common Stock. As a result, the Special Committee was not able, nor was it given authority, to solicit interest from third parties to determine if there were any alternative transactions to the Offer and the Merger that might be more favorable to the holders of shares of Common Stock other than Vector and its affiliates than the Offer and the Merger.

•	Conflicts of Interest. The Special Committee considered the conflicts of interest of certain New Valley directors and officers described elsewhere in this Statement, as well as the fact that New Valley and Vector share certain administrative and management staff, including individuals who were involved in furnishing some of the financial information provided by New Valley to the Special Committee and Blackstone used by the Special Committee and Blackstone to assess the Offer, and the fact that Vector participates in New Valley’s budgeting and forecasting processes.

•	Risk that Vector May Not Complete the Merger. The Offer to Purchase noted that Vector may be able to consummate the Merger even if it has consummated the Offer. As a result, if holders of Common Stock do not tender their shares in the Offer but the Offer nevertheless is consummated, they would be subject to additional risks. These risks are summarized in the Offer to Purchase under the heading “The Offer — Purpose of the Offer; The Subsequent Merger” and in Item 1 of this Statement under the heading “Tender Offer”.
      In light of the above factors, the Special Committee unanimously determined that the revised Offer is fair to, and in the best interests of, the holders of Common Stock (other than Vector and its affiliates) and recommended, on behalf of the board of directors of New Valley, that holders of shares of Common Stock (other than Vector and its affiliates) accept the revised Offer and tender their shares of Common Stock pursuant to the Offer. In considering the factors relating to the revised Offer, the Special Committee noted that, if there were any material developments relating to the Offer subsequent to its recommendation and prior to the expiration or termination of the Offer, the Special Committee could reevaluate its recommendation.
      The factors described above are not intended to be an exhaustive list of the elements considered by the Special Committee. However, the factors described above include all material factors considered by the Special Committee. In light of the number and variety of factors the Special Committee considered in evaluating the revised Offer, the Special Committee found it impractical to quantify or otherwise assign relative weights to each factor in reaching its decision to recommend that the holders of shares of Common Stock accept the revised Offer and tender their shares of Common Stock for exchange pursuant to the revised Offer. Moreover, each member of the Special Committee applied his own personal business judgment to the process and may have given different weight to different factors.
     Opinion of Special Committee’s Financial Advisor
      Blackstone has acted as financial advisor to the Special Committee in connection with its evaluation of the Offer. New Valley selected Blackstone based on Blackstone’s experience, reputation and familiarity with New Valley’s business. Blackstone is an internationally recognized investment banking firm and is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts and valuations for corporate and other purposes.
      In connection with Blackstone’s engagement, New Valley requested that Blackstone evaluate the fairness, from a financial point of view, of the exchange ratio of 0.540 shares of Vector Common Stock to be received for each share of Common Stock in the revised Offer (the “Exchange Ratio”) by the stockholders of New Valley other than Vector and its affiliates. On November 22, 2005, at a meeting of the Special Committee, Blackstone delivered an oral opinion, which was subsequently confirmed in writing, to the effect that, as of that date and based on and subject to the assumptions, limitations and qualifications described in its written opinion, the Exchange Ratio is fair to the holders of Common Stock other than Vector and its affiliates from a financial point of view.

      The full text of Blackstone’s written opinion, dated November 22, 2005, to the Special Committee, which sets forth, among other things, the assumptions made and limitations and qualifications on the scope of review undertaken by Blackstone in rendering its opinion, is attached as Annex B to this Statement. Holders of Common Stock are urged to read this opinion carefully and in its entirety. Blackstone’s opinion is addressed to the Special Committee and relates only to the fairness, from a financial point of view, of the Exchange Ratio to the holders of Common Stock. Blackstone’s opinion does not address any other aspect of the Offer or the Merger nor does it constitute a recommendation to any stockholder of New Valley as to how such stockholder should vote or act on any matter relating to the Offer or the Merger. The summary of Blackstone’s opinion set forth in this Statement is qualified in its entirety by reference to the full text of Blackstone’s opinion.
      In arriving at its opinion, Blackstone, among other things:

•	Reviewed certain publicly available information concerning the business and financial condition of New Valley and Vector that Blackstone believed to be relevant to its inquiry.

•	Reviewed certain internal information concerning the business, financial condition, and operations of New Valley and Vector prepared and furnished to Blackstone by the management of New Valley and Vector, respectively, that we believe to be relevant to our inquiry.

•	Reviewed certain internal financial analyses, estimates and forecasts relating to New Valley and Vector prepared and furnished to Blackstone by the management of New Valley and Vector, respectively.

•	Reviewed the reported prices and trading activity for the Common Stock and Vector Common Stock.

•	Held discussions with members of senior management and counsel of New Valley and Vector concerning New Valley’s and Vector’s businesses, operating environment, financial condition, prospects, and strategic objectives, respectively.

•	Reviewed publicly available financial and stock market data with respect to certain other companies in lines of businesses that Blackstone believed to be generally comparable to those of New Valley and Vector.

•	Compared the financial terms of the Offer and the Merger with the publicly available financial terms of certain other transactions that Blackstone believed to be generally relevant.

•	Compared certain publicly available financial and stock market data for Vector with certain other companies in the tobacco industry.

•	Considered the pro forma financial effect of the Merger on New Valley shareholders and Vector.

•	Participated in discussions and negotiations among representatives of the Special Committee and Vector and their respective financial and legal advisors.

•	Reviewed the proposed Offer and certain related documents.

•	Conducted such other financial studies, analyses, and investigations, and considered such other information as Blackstone deemed necessary or appropriate.
      In preparing its opinion, Blackstone assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information that was available from public sources and all projections and other information provided to it by New Valley and Vector or otherwise reviewed by Blackstone. Blackstone assumed that the financial and other projections and pro forma financial information prepared by the Company and Vector and the assumptions underlying those projections and such pro forma information, including the amounts and the timing of all financial and other performance data, are reasonably prepared and represent the best estimates of the management of the New Valley and Vector as of the date of their preparation. Blackstone expressed no view as to such analyses or forecasts or the assumptions on which they were based. Blackstone further relied upon the assurances of the management of New Valley and Vector that they were not aware of any facts that would make the information and projections provided by them inaccurate, incomplete or misleading.
      In addition, Blackstone also relied, without assuming responsibility for independent verification, upon the views of the management of New Valley as well as New Valley’s and Vector’s legal counsel on litigation and taxation considerations. Blackstone assumed that the Special Committee has obtained advice from counsel regarding other legal consideration.
      Blackstone has not been asked to undertake, and has not undertaken, an independent verification of any information, nor has it been furnished with any such verification and Blackstone does not assume any responsibility or liability for the accuracy or completeness thereof.
      While Blackstone has reviewed New Valley’s historical and projected financial results and cash flow projections with respect to certain of its assets to the extent set forth above, Blackstone has not made an independent evaluation or appraisal of New Valley’s assets and liabilities.
      Blackstone has not expressed any opinion as to what the value of Vector Common Stock will be when issued to holders of Common Stock pursuant to the Offer and the Merger or the prices at which shares of Vector Common Stock will trade at any time.
      The Special Committee has also informed Blackstone, and Blackstone has assumed, that the Offer and the Merger will be treated as a tax-free reorganization for federal income tax purposes. Blackstone has assumed that the terms of the Offer and the Merger will not differ in any material respects from the information furnished to it. Blackstone has also assumed, with the Special Committee’s consent, that in the course of obtaining any necessary regulatory, third-party approvals and consents for the Offer, no modification, delay, limitation, restriction, or condition will be imposed that will have an adverse effect on the Company, Vector, or the Offer and the Merger, and that the Offer and the Merger will be consummated in accordance with the Agreement, without waiver, amendment or modification of any material terms, conditions, or agreements therein.
      In arriving at its opinion, Blackstone was not authorized to solicit, and did not solicit, interest from any party with respect to an acquisition, business combination or other extraordinary transaction involving New Valley or its assets. Blackstone’s opinion does not address the relative merits of the Offer and the Merger as compared to other business strategies or transaction that might be available to New Valley or New Valley’s underlying business decision to effect the Offer and the Merger nor does the opinion constitute a recommendation as to whether the holders of Common Stock should tender their shares into the Offer or any other matter.
      Blackstone’s opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date thereof only. Blackstone assumed no responsibility to update or revise its opinion based on circumstances or events occurring after the date of the opinion.
      In preparing its opinion to the Special Committee, Blackstone performed a variety of financial and comparative analyses, including those described below. The preparation of a fairness opinion is complex and is not readily susceptible to partial analysis or summary description. Accordingly, Blackstone believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.
      No company, transaction or business used in Blackstone’s analyses as a comparison is directly comparable to New Valley or the Offer and the Merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies, business segments or transactions and other factors that could affect the Offer and the Merger or the other values of the companies, business segments or transactions being analyzed.
      The estimates contained in Blackstone’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. The analyses do not purport to be appraisals and do not necessarily reflect the prices at which businesses actually may be sold, and such estimates are inherently subject to uncertainty.
      Blackstone’s opinion and financial analyses were among many factors considered by the Special Committee in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Special Committee or the management of New Valley with respect to the Offer and the Merger or the Exchange Ratio.
      The following is a summary of the material financial analyses underlying Blackstone’s opinion dated November 22, 2005, delivered to the Special Committee in connection with the Offer and the Merger. The financial analyses summarized below include information presented in tabular format. In order to fully understand Blackstone’s financial analyses, the tables must be read together with the text of each summary. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Blackstone’s financial analyses. Predictions of results of operations, cash flows, earnings before interest expense, taxes, depreciation and amortization, or EBITDA, and per share values for 2005 and subsequent years set forth in the following analyses are not guaranteed, involve risks and uncertainties and may not accurately predict future results of the combined company.
      Exchange Ratio Analysis. Blackstone reviewed the ratios determined by dividing the closing prices of Common Stock by the closing prices of shares of Vector Common Stock for certain periods from September 27, 2003 to September 27, 2005. Blackstone then examined the premia represented by the exchange ratio of 0.540 as compared to these ratios of closing prices of shares of Common Stock to shares of Vector Common Stock. The results of this analysis are set forth below:

				Offer
Historical Ratios(1)	Max	Min	Average	Premium

1-Week	0.388	0.379	0.382	41.4%
4-Weeks	0.407	0.377	0.387	39.6%
2-Months	0.421	0.377	0.398	35.6%
1-Year	0.473	0.315	0.403	33.8%
2-Years	0.473	0.254	0.345	56.7%

     (1) Prior to announcement on September 27, 2005.
Blackstone noted that the proposed exchange ratio in the Offer was 0.540.
      Blackstone calculated several ranges of implied exchange ratios based on the following various methods:

•	actual closing prices of shares of Common Stock and shares of Vector Common Stock for the period from September 27, 2003 to September 27, 2005;

•	actual closing prices of shares of Common Stock and shares of New Valley Common Stock for the period from September 27, 2003 to September 27, 2005;

•	average share price increases relative to original offer in other public minority squeeze-out transactions with transaction values of $100 million to $500 million based on information published by the Securities Data Corporation dated as of November 15, 2005;

•	comparable premiums analysis, giving consideration to premiums paid in other minority squeeze-out transactions with transaction values of $100 million to $500 million based on information published by the Securities Data Corporation dated as of November 15, 2005; and

•	Implied valuation ranges calculated by Blackstone per share of Common Stock and Vector Common Stock.

      The following table presents the ranges of implied exchange ratios indicated by these analyses:

	Implied
	Exchange Ratio

Period/Benchmark	Low	High

12-Month Trading Range	0.315	0.473
24-Month Trading Range	0.254	0.473
Trading Range Since Offer	0.440	0.477
Implied by Comparable Premiums Paid	0.477	0.515
Comparable Increase Over Original Offer	0.521	0.523
Blackstone Reference Valuation Range	0.476	0.657
      Blackstone noted that the exchange ratio proposed in the Offer of 0.540 was within or above all of these ranges.
      Historical Share Price Analysis. Blackstone reviewed the historical price performance and trading volumes of the Common Stock for the 12-month period ending on September 27, 2005 and of Vector Common Stock for the 52-week period ending on November 15, 2005. For the 12-month period, the low and high intra — day prices were $4.81 and $7.63 for the Common Stock and the low and high intra — day prices were $14.29 and $20.82 for shares of Vector Common Stock during the 52-week period.
      Blackstone also reviewed the historical price performance and trading volumes of the Common Stock for the period between the date the first offer was announced, September 27, 2005 and the date the second offer was announced, November 16, 2005. For such period, the low and high intra — day prices were $8.40 and $9.45 for the Common Stock.
      Balance Sheet Asset/ Liability Analysis. Blackstone performed an analysis of New Valley as the sum of its following assets and liabilities:

Assets
Cash
Investment Securities Available for Sale
Other Current Assets
Investments in Real Estate

St. Regis Hotel
Koa Hotel
Douglas Elliman

Long-Term Investments and Assets, Net
Other Assets
Pending Westar VI Litigation
Proceeds from Option Exercises
Note Receivable from Ladenburg Thalmann
Deferred Tax Assets

Liabilities
Accounts Payable and Accrued Liabilities
Prepetition Claims
Income Taxes
Severance
Long-Term Liabilities
      This analysis was performed to determine an implied valuation range for the Common Stock based upon the market values of balance sheet assets and liabilities. Blackstone reviewed various publicly available financial, operating and stock market information, as well as information provided by New Valley management and legal counsel and Murray Consulting, a third party consultant specializing in the real estate brokerage industry. Based on this data and New Valley management’s assumptions, Blackstone estimated implied value ranges for asset and liability by using the sale value based on transactions multiples for operating assets carrying or fair market value for non-operating assets.
      After adding these implied value ranges together, this analysis indicated an implied per share equity range for New Valley of $9.86 to $11.54, as compared to the $10.78 price per share of Common Stock, which was implied by the exchange ratio of 0.540 and the closing price of $19.97 per share of the Vector Common Stock on November 15, 2005.
      Discounted Cash Flow Analysis. Blackstone performed a sum-of-the-parts discounted cash flow, or DCF, analysis of New Valley as the sum of its unlevered free cash flows (before financing costs) for the fiscal years ending December 2006 through December 2010, using a valuation of New Valley’s operating assets as of the end of fiscal year 2005 and projections and assumptions provided by the management of New Valley. Blackstone did separate DCF analyses of New Valley’s operating assets, Douglas Elliman, LLC and Koa Investors (each of which is 50% owned by New Valley), and calculated the carrying or fair market values for non-operating assets, consistent with Blackstone’s Balance Sheet Asset/ Liability Analysis.
      Using information as of November 15, 2005 and information from Ibbotson Associates and New Valley’s management, while accounting for greater risks associated with small-cap stocks in the domestic equities less than $505.0 million of market capitalization and the average of Barra betas comparable residential brokerage companies are leveraged at current equity ratio Blackstone calculated a weighted average costs of capital of 11.3% for Douglas Elliman, LLC. Assuming, per New Valley management’s instructions, a tax rate of 47.0%, the DCF for Douglas Elliman, LLC was estimated using discount rates ranging from 10.0% to 12.0%, and exit multiples of terminal EBITDA for the fiscal year ending December 2010 ranging from 3.50x to 6.50x. Based on this analysis, Blackstone estimated an implied equity value of Douglas Elliman, LLC ranging from $55.5 million to $75.4 million.
      Using information as of November 15, 2005 and information from Ibbotson Associates, while accounting for greater risks associated with small-cap stocks in the domestic equities less than $505.0 million of market capitalization and the average of Barra betas small-cap hotel/lodging companies are leveraged at current equity ratio Blackstone calculated a weighted average costs of capital of 6.0% for Koa Investors. The DCF for Koa Investors was estimated using discount rates ranging from 5.0% to 7.0%, and terminal value sale prices (based, per New Valley management’s instructions, on offers received for Koa Investors over the last twelve months) for the fiscal year ending December 2010 ranging from $95 to $115. Based on this analysis, Blackstone estimated an implied equity value of Koa Investors ranging from $3.9 million to $9.7 million.
      Blackstone then added the implied equity values of the operating assets and the carrying or fair market values of non-operating assets, consistent with Blackstone’s Balance Sheet Asset/ Liability Analysis and divided those amounts by the number of fully diluted shares of New Valley. Blackstone then compared this implied per share equity value range against the $10.78 price per share of Common Stock, which was implied by the exchange ratio of 0.540 and the closing price of $19.97 per share of the Vector Common Stock on November 15, 2005.

Implied Value of New Valley Common Equity	Low	High

	($ in millions)
Value of Douglas Elliman, LLC	$55	$75
Value of Koa Hotel	4	10

Total Operating Asset Value	$59	$85
Plus: Cash and Cash Equivalents(1)	96	96
Plus: Other Non-Operating Assets(1)	67	81
Less: Non-Operating Liabilities(1)	(6)	(6)

Implied Equity Value of New Valley	$217	$256
Implied Equity Value of New Valley Per Share	9.67	11.41
Proposed New Valley Purchase Price Per Share	$10.78	$10.78
Implied Premium/(Discount) to Revised Offer	(10.3)%	6.5%

     (1) Based on balance sheet asset/liability analysis
     Comparable Premiums Paid. Using publicly available information, Blackstone examined selected U.S. public minority squeeze-out transactions with transaction values of $100 million to $500 million. Specifically, Blackstone reviewed the following transactions (the “Precedent Transactions”):

Announced Date	Acquirer	Target

10/10/2005	ev3 Inc.	Micro Therapeutics Inc.
09/12/2005	Wachovia Corp, Charlotte, NC	WFS Financial Inc.
03/03/2005	Vishay Intertechnology Inc.	Siliconix Inc.
01/27/2005	Danisco A/ S	Genencor International Inc.
05/24/2004	Westcorp, Irvine, CA	WFS Financial Inc.
01/15/2004	IMC Global Inc.	Phosphate Resource Partners LP
11/07/2003	Barnes & Noble Inc.	barnesandnoble.com Inc.
06/02/2003	ICN Pharmaceuticals Inc.	Ribapharm Inc.
05/23/2003	Fidelity National Financial Inc.	Fidelity National Info Solutions
07/26/2002	Valhi Inc.	Tremont Corp.
06/17/2002	Lennar Corp.	Fortress Group Inc.
03/18/2002	Network Associates Inc.	McAfee.com Corp.
02/19/2002	Sabre Holdings Corp.	Travelocity.com Inc.
11/07/2001	UtiliCorp United Inc.	Aquila Inc. (Utilicorp United)
10/10/2001	Toronto-Dominion Bank	TD Waterhouse Group Inc.
05/23/2001	Electronic Data Systems Corp.	Unigraphics Solutions Inc.
      For each of these transactions, Blackstone analyzed, as of the closing date, the premium offered by the acquiror to the historical exchange ratio of the target’s shares to the acquiror’s shares one day prior to the announcement of the transaction, one week prior to the announcement of the transaction and four weeks prior to the announcement of the transaction. The mean final premia was 29.7% one day prior, 31.6% one week prior and 31.0% four weeks prior, as compared to 44.7%, 42.4% and 43.7%, respectively, for such periods implied by the Exchange Ratio. The foregoing precedent transaction 100% stock minority buy-back analysis was presented to the Special Committee to provide the Special Committee with background information and perspective in connection with the Special Committee’s review of the Offer and the Merger.

      Blackstone used this range of mean final premia to calculate an implied per share equity value range for the Common Stock of $9.66 to $9.96, as compared to $10.78 price per share of Common Stock, which was implied by the exchange ratio of 0.540 and the closing price of $19.97 per share of the Vector Common Stock on November 15, 2005. This implied a range of exchange ratios from 0.477 to 0.515, as compared to the Exchange Ratio of 0.540.
      Comparable Increase Over Original Offer. For each Precedent Transaction, Blackstone analyzed, as of the closing date, the increase over the original offer made by the acquiror to the target one day prior to the announcement of the transaction, one week prior to the announcement of the transaction and four weeks prior to the announcement of the transaction. The average final increase over the original offer price was 13.0% one day prior, 13.5% one week prior and 13.4% four weeks prior, as compared to 20.8%, 18.9% and 20.0%. The foregoing precedent transaction 100% stock minority buy-back analysis was presented to the Special Committee to provide the Special Committee with background information and perspective in connection with the Special Committee’s review of the Offer and the Merger.
      Blackstone used this range of average increase over the original offer to calculate an implied per share equity value range for the Common Stock of $10.17 to $10.22, as compared to $10.78 price per share of Common Stock, which was implied by the exchange ratio of 0.540 and the closing price of $19.97 per share of the Vector Common Stock on November 15, 2005. This implied a range of exchange ratios from 0.521 to 0.523, as compared to the Exchange Ratio of 0.540.
      Public Comparables Analysis for Vector. Using publicly available information, Blackstone compared selected financial data of Vector with similar data for selected publicly traded companies. The companies selected by Blackstone were:
Altria Group Inc.
Reynolds American Inc.
UST Inc.
British American Tobacco plc
      The companies were selected, among other reasons, because they are tobacco manufacturers with substantial U.S. operations and have exposure to potential tobacco litigation. In examining these comparable companies, Blackstone calculated, as of November 15, 2005, the enterprise value of each company as a multiple of its respective latest twelve months and estimated calendar years 2005 and 2006 earnings before interest expense, taxes, depreciation and amortization, or EBITDA as well as earnings before interest expense, taxes, or EBIT. Except as otherwise noted herein, all historical data was derived from publicly available sources and all projected data was obtained from Wall Street research reports. Blackstone’s analysis of the comparable companies yielded the following means and medians:

Multiple Descriptions	Mean		Median

Enterprise Value/
LTM EBITDA	8.6	x	8.4x
2005E EBITDA	8.8	x	8.6x
2006E EBITDA	8.5	x	8.3x
LTM EBIT	9.6	x	9.6x
2005E EBIT	9.8	x	9.3x
2006E EBIT	8.6	x	8.5x
      Based on the foregoing and financial information from Jefferies Research and Vector management, Blackstone applied ranges of selected multiples of those financial and operating data derived from the selected comparable companies to corresponding financial data of Vector in order to derive an implied enterprise value range for Vector. Thereafter, assuming, per the instructions of Vector’s management, (a) $2 million of pre-tax transaction synergies, (b) a present value cost of $40.1 million related to tax obligations from 1998 and 1999 brand transaction with Philip Morris (net of offsets related to New Valley net operating losses), and (c) a value of $9.98 per share of Common Stock for Vector’s 12.8 million shares of Common Stock ((a)-(c), collectively, the “Assumptions”) Blackstone calculated a range of per share equity values in order to derive an implied equity reference range for Vector and then dividing those amounts by the number of fully diluted shares of Vector. This analysis indicated an implied per share equity reference range for Vector of $17.00 to $19.50.
      Discounted Cash Flow Analysis for Vector. Blackstone performed a DCF of the projected unlevered free cash flows of Vector for the fiscal years ending December 2005 through December 2010, using a valuation of Vector as of the end of fiscal year 2004 and projections and assumptions provided by the management of Vector. Per the instructions of Vector’s management, Blackstone assumed the Assumptions. Using treasury rates as of November 15, 2005 and information from Ibbotson Associates, while accounting for greater risks associated with small-cap stocks in the domestic equities with between $830 and $940 million of market capitalization and the average of Barra beta for Vector Blackstone calculated a weighted average costs of capital of 9.3% for Vector. The DCF for Vector was estimated using discount rates ranging from 8.0% to 10.0%, and exit multiples of terminal EBITDA for the fiscal year ending December 2010 ranging from 8.0x to 10.0x. Based on this analysis, Blackstone estimated an implied equity value range for Vector and divided those amounts by the number of fully diluted shares of Vector to find an implied per share equity value range for Vector Common Stock of $19.25 to $22.25.
      Reference Values for the Company and Vector and Reference Exchange Ratio. Based on the above analysis, Blackstone determined that the implied reference equity value per share of the Common Stock ranged from $9.75 to $11.50 and that the implied reference equity value per share of the Common Stock ranged from $17.50 to $20.50. Based on the above analysis, Blackstone also determined that the reference exchange ratio ranged from 0.476 to 0.657, assuming a per share value of $17.50 to $20.50 for the Vector Common Stock.
     Intent to Tender
      The members of the Special Committee only own options to purchase shares of Common Stock and do not intend to exercise their options or tender any shares of Common Stock in the revised Offer. The Special Committee expects that New Valley’s executive officers, directors and other affiliates who are officers, directors, affiliates and subsidiaries of Vector or its subsidiaries currently intend to tender all shares of Common Stock held of record or beneficially by each such person.

Item 5.	Persons/ Assets Retained, Employed, Compensated or Used.
      Blackstone is acting as the Special Committee’s independent financial advisor in connection with the Offer. Pursuant to the terms of their engagement, New Valley has agreed to pay the following fees to Blackstone for its financial advisory services rendered to the Special Committee:

•	an initial fee of $200,000 paid upon execution of the engagement letter with Blackstone, which is creditable against the opinion fee below;

•	a milestone fee of $300,000 if the engagement letter has not been terminated prior to the 45th day following the date of its execution and no opinion fee has been paid to Blackstone as of the such time, which milestone fee is creditable against the opinion fee below and payable on the first to occur of (a) the date of termination of the engagement letter with Blackstone by the Special Committee (other than for cause), (b) the date of termination and abandonment of a possible transaction by Vector to acquire shares of Common Stock, and (c) January 17, 2006; and

•	an opinion fee of $1,000,000 (less any amounts paid as the initial fee or the milestone fee) payable if Blackstone delivers or informs the Special Committee that it stands ready to deliver an opinion regarding the fairness, or lack thereof, from a financial point of view to the stockholders of New Valley of the consideration proposed to be paid by Vector in the Offer and the Merger. Blackstone may be requested to deliver more than one opinion but shall only be entitled to one opinion fee.
The opinion fee became due and payable to Blackstone upon the delivery of Blackstone’s opinion attached hereto as Annex B.

      In addition, if no opinion fee has been paid to Blackstone as of the 90th day following the execution of the engagement letter but the engagement letter with Blackstone has not been terminated (other than for cause) as of such date, Blackstone, the Special Committee and New Valley shall negotiate in good faith to determine the amount of a supplemental fee to be paid to Blackstone to reflect the extended length of the engagement of Blackstone.
      New Valley also agreed to reimburse Blackstone for its reasonable, documented, out-of-pocket expenses incurred in connection with the services rendered by Blackstone under the engagement letter (including, without limitation, travel and lodging, data, word processing, graphics and communication charges, research costs, courier services and fees, expenses and disbursements of any legal counsel retained by Blackstone). New Valley also agreed to indemnify and hold harmless Blackstone and its affiliates and their respective partners (both general and limited), members, officers, directors, employees and agents and each other person, if any, controlling Blackstone or any of its affiliates from and against any losses, claims, liabilities, damages or expenses related to, arising out of or in connection with the engagement of Blackstone under its engagement letter.
      Blackstone has provided to the Special Committee its consent to the use of its name in this Statement and the inclusion of its opinion as Annex B hereto.
      The Special Committee has also retained Kirkland & Ellis LLP as its legal counsel and New Valley will pay Kirkland & Ellis LLP its customary fees for such services on behalf of the Special Committee.

Item 6.	Interest in Securities of Subject Company.
      Except as set forth in Item 3 or disclosed in this Statement or the annexes and exhibits to this Statement, no transactions in Common Stock have been effected during the past 60 days by New Valley, or any executive officer, director, affiliate or subsidiary of New Valley or any pension, profit-sharing or similar plan of New Valley or its affiliates.

Item 7.	Purpose of the Transaction, Plans or Proposals.
      Except as described or referred to in this Statement or the annexes and exhibits to this Statement or the Offer to Purchase, no negotiation is being undertaken or engaged in by New Valley that relates to or would result in (i) a tender offer or other acquisition of Common Stock by Vector, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving New Valley or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets of New Valley or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of New Valley. Except as described or referred to in this Statement or the annexes and exhibits to this Statement or the Offer to Purchase, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in the preceding sentence.

Item 8.	Additional Information.

Merger
      Under Section 253 of the DGCL, if Vector acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Common Stock, Vector will be able to effect the Merger after consummation of the Offer, without a vote of the stockholders of New Valley or the board of directors of New Valley, in a short form merger. The Offer to Purchase contains information on the short form merger (under the headings “The Offer — Purpose of the Offer and Subsequent Merger,” and “The Offer — Appraisal Rights”). According to the Offer to Purchase, Vector will consummate the Merger as soon as practicable after the Offer is completed, unless Vector is prevented from doing so by a court or other legal requirement.

Appraisal Rights
      No appraisal rights are available in connection with the Offer. According to the Offer to Purchase, however, New Valley stockholders who do not tender their shares in the Offer and have not accepted the consideration offered in the Merger prior to the effective time of the Merger do have appraisal rights in connection with the Merger under Delaware law. New Valley stockholders at the time of the Merger will have the right to dissent and demand appraisal of their New Valley shares. Dissenting stockholders who comply with certain statutory procedures could be entitled to receive judicial determination of the fair value of their New Valley shares at the effective time of the Merger (excluding any element of value arising from the accomplishment or expectation of the merger), and to receive payment of such fair value in cash, together with a rate of interest, if any, in lieu of the consideration paid in the Merger. The value so determined could be more than, less than or the same as the value paid in the Merger. This discussion is qualified in its entirety by reference to Section 262 of the DGCL, which contains the Delaware appraisal statute. If a stockholder fails to take any action required by Delaware law, rights to an appraisal may be waived or terminated by the stockholder. Appraisal rights are described in the Offer to Purchase under the heading “The Offer — Appraisal Rights” and in Annex C of the Offer to Purchase.

Certain Legal and Regulatory Matters
      Except as set forth in this Statement and the annexes and exhibits to this Statement, New Valley is not aware of any material filing, approval or other action by or with any governmental authority or administrative or regulatory agency that would be required for Vector’s acquisition or ownership of Common Stock. Vector has stated that it intends to make all required filings under the Securities Act of 1933 and the Exchange Act.

State Takeover Laws
      A number of states have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. According to the Offer to Purchase, Vector has not attempted to comply with state takeover statutes in connection with the Offer because Vector does not believe such statutes to be applicable to the Offer. According to the Offer to Purchase, Vector is reserving the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, and nothing in the Offer to Purchase nor any action taken in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that any takeover statute applies to the Offer, and it is not determined by an appropriate court that any such statute does not apply or are invalid as applied to the Offer, as applicable, Vector may be required to file certain documents with, or receive approvals from, the relevant state authorities, and according to the Offer to Purchase, Vector might be unable to accept for exchange Common Stock tendered into the Offer, or be delayed in continuing or consummating the Offer. In such case, according to the Offer to Purchase, Vector may not be obligated to accept for exchange any Common Stock tendered.

Stockholder Litigation
      On or about September 29, 2005, an individual stockholder of New Valley filed a complaint in the Delaware Court of Chancery purporting to commence a class action lawsuit against Vector, New Valley and each of the individual directors of New Valley. The complaint was styled as Pill v. New Valley Corporation, et al. (C.A. No. 1678-N). On or about September 29, 2005, a separate action was filed in the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida styled as Tombs v. New Valley Corporation, et al. (Case No. 05-19623 CA 22). On or about October 28, 2005, a separate action was filed in the Delaware Court of Chancery as a class action against Vector, New Valley, and each individual director of New Valley. This complaint was styled as Lindstrom v. LeBow et. al. (C.A. No. 1745-N). In general, all of the complaints allege, among other things: (1) breaches of fiduciary duty by Vector, New Valley and the members of New Valley’s board of directors in connection with the Offer and the Merger; (2) that the consideration Vector is offering is inadequate; and (3) that Vector is acting to further its own interests at the expense of the holders of shares of Common Stock. Among other remedies, the complaints seek to enjoin the Offer and the Merger or, alternatively, damages in an unspecified amount and rescission in the event the Merger occurs.
      In the Tombs matter, on or about October 19, 2005, New Valley filed a motion to dismiss the complaint, but the plaintiffs have not yet filed their response. On or about October 21, 2005, the plaintiffs moved to expedite discovery and that motion was denied on November 10, 2005. On or about November 3, 2005, the plaintiffs filed an amended complaint in the Tombs matter. On November 7, 2005, New Valley moved to abate or stay the Tombs matter in favor of the Pill matter and that motion is to be heard on December 13, 2005. On or about November 16, 2005, the plaintiffs moved for a preliminary injunction and there has been no date set yet for the hearing of that motion. On November 23, 2005, the plaintiff filed a motion in the Delaware Consolidated Action asking the Delaware Chancery Court to permit the plaintiff to intervene in the Delaware Consolidated Action and to stay the Delaware Consolidated Action and, in the alternative, to appoint Tombs as the lead plaintiff in the Delaware Chancery Court.
      In the Pill matter, New Valley and the Special Committee have filed answers on or about October 25, 2005 and November 2, 2005, respectively. On or about November 1, 2005, the plaintiffs moved (i) to amend their complaint, (ii) for a preliminary injunction, and (iii) for expedited discovery. The parties stipulated to the amended complaint and on November 21, 2005 the Special Committee and New Valley filed answers to the amended complaint. On or about November 9, 2005, the Pill matter and the Lindstrom matter were consolidated. On or about November 15, 2005, the class was certified in the Consolidated Delaware Action. On November 16, 2005, counsel for the Special Committee was informed that counsel for the plaintiffs in the Delaware Consolidated Action and counsel for Vector were engaged in settlement negotiations regarding the claims in the Delaware Consolidated Action and had reached a tentative agreement on November 16, 2005.
      On November 22, 2005, the plaintiffs in the Delaware Consolidated Action, Vector, New Valley and the directors for New Valley entered into a memorandum of understanding. The memorandum of understanding provided, among other things, that (i) the consideration being offered be raised from 0.461 shares of Vector Common Stock per share of Common Stock to 0.54 shares of Vector Common Stock per share of Common Stock; (ii) the plaintiffs acknowledged that 0.54 shares of Vector Common Stock per share of Common Stock was adequate and fair consideration; (iii) Vector agreed to make supplemental disclosures in its Form S-4 with respect to the Offer to address claims raised in the Pill matter; (iv) the plaintiffs shall have the right to comment upon and suggest additional disclosures to be made to the public shareholders by New Valley prior to the filing of this Statement with the Securities and Exchange Commission and such suggested additional disclosures will be considered in good faith for inclusion in such filing by New Valley; and (v) all claims, whether known or unknown, of the plaintiffs shall be released as against all of the defendants in the Pill matter and the Lindstrom matter. The memorandum of understanding is set forth as an exhibit hereto and incorporated by reference herein.

Certain Forward-Looking Statements
      This Statement may contain or incorporate by reference certain “forward-looking statements.” All statements other than statements of historical fact included or incorporated by reference in this Statement are forward-looking statements. Although New Valley believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. A number of risks and uncertainties could cause actual events or results to differ materially from these statements, including without limitation, the risk factors described from time to time in New Valley’s and New Valley’s documents and reports filed with the SEC. Accordingly, actual future events may differ materially from those expressed or implied in any such forward-looking statements.
      The information contained in all of the exhibits referred to in Item 9 below is incorporated by reference herein.
      All information incorporated by reference is considered a part of this Statement, except for any information that is superseded directly by information in this Statement.

Item 9.	Exhibits.

Exhibit
No.	Description

(a)(1)	Press release issued September 28, 2005 by New Valley.†
(a)(2)	Press release issued September 30, 2005 by New Valley.†
(a)(3)	Press release issued October 19, 2005 by the Special Committee.†
(a)(4)	Certificate of Incorporation of New Valley (incorporated by reference to Exhibit 3.(A) to New Valley’s Registration Statement on Form S-1/ A filed on April 14, 1999).
(a)(5)	Amendment to Certificate of Incorporation of New Valley (incorporated by reference to Exhibit 3.1 to New Valley’s Current Report on Form 8-K filed on August 25, 2005).
(a)(6)	Bylaws of New Valley (incorporated by reference to Exhibit 3.11 to New Valley’s Quarterly Report on Form 10-Q filed on August 14, 1996).
(a)(7)	Prospectus of Vector dated October 20, 2005 (incorporated by reference to Registration Statement on Form S-4 filed by Vector on October 20, 2005 (the “Vector Registration Statement”)).
(a)(8)	Form of Letter of Transmittal dated October 20, 2005 (incorporated by reference to Exhibit 99.1 to the Vector Registration Statement).
(a)(9)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated October 20, 2005 (incorporated by reference to Exhibit 99.2 to the Vector Registration Statement).
(a)(10)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated October 20, 2005 (incorporated by reference to Exhibit 99.3 to the Vector Registration Statement).
(a)(11)	Complaint of Sam Pill against New Valley, et. al., filed in the Court of Chancery of the State of Delaware on September 29, 2005.†
(a)(12)	Complaint of Richard Tombs against New Valley, et. al., filed in the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida on September 29, 2005.†
(a)(13)	Complaint of Carl G. Lindstrom against Bennett S. LeBow, et. al., filed in the Court of Chancery of the State of Delaware on October 28, 2005.†
(a)(14)	Restated resolutions of the board of directors of New Valley dated September 30, 2005, which became effective on October 21, 2005, establishing the Special Committee.†
(a)(15)	Consent of Blackstone.
(a)(16)	Press release issued November 3, 2005 by the Special Committee (incorporated by reference to Exhibit(a)(15) to Amendment No. 1 to the Schedule 14D-9 filed on November 4, 2005 by New Valley).
(a)(17)	Press release issued October 20, 2005 by Vector (incorporated by reference to Exhibit(a)(9) to Amendment No. 1 to the Schedule TO filed by Vector on October 20, 2005).
(a)(18)	Press release issued November 3, 2005 by Vector (incorporated by reference to Exhibit(a)(11) Amendment No. 3 to the Schedule TO filed by Vector on November 3, 2005).
(a)(19)	Press release issued November 7, 2005 by Vector (incorporated by reference to Exhibit(a)(14) to Amendment No. 4 to the Schedule TO filed by Vector on November 7, 2005).
(a)(20)	Press release issued November 16, 2005 by Vector (incorporated by reference to Exhibit(a)(16) to Amendment No. 6 to the Schedule TO filed by Vector on November 16, 2005).
(a)(21)	Press release issued November 22, 2005 by the Special Committee.
(a)(22)	Talking points dated October 27, 2005 (incorporated by reference to Exhibit(a)(10) to Amendment No. 2 to the Schedule TO filed by Vector on October 27, 2005).
(a)(23)	Supplement to Offer to Purchase dated November 7, 2005 (incorporated by reference to Exhibit(a)(12) to Amendment No. 4 to the Schedule TO filed by Vector on November 7, 2005).

Exhibit
No.	Description

(a)(24)	Transcript of excerpt from conference call conducted on November 10, 2005 (incorporated by reference to Exhibit(a)(15) to Amendment No. 5 to the Schedule TO filed by Vector on November 14, 2005).
(a)(25)	Certificate of Incorporation of Vector (incorporated by reference to Exhibit 3.1 to Vector’s Quarterly Report on Form 10-Q, as amended, for the period ended September 30, 1999).
(a)(26)	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Vector (incorporated by reference to Exhibit 3.1 to Vector’s Current Report on Form 8-K, dated May 24, 2000).
(a)(27)	By-Laws of Vector effective March 3, 2004 (incorporated by reference to Exhibit 3.3 to Vector’s Annual Report on Form 10-K for the year ended December 31, 2003).
(a)(28)	Prospectus of Vector dated November 23, 2005 (incorporated by reference to the Registration Statement on Form S-4/ A filed by Vector on November 23, 2005 (the “Amended Vector Registration Statement”).
(a)(29)	Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Amended Vector Registration Statement).
(a)(30)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.2 to the Amended Vector Registration Statement).
(a)(31)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients (incorporated by reference to Exhibit 99.3 to the Amended Vector Registration Statement).
(a)(32)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.4 to the Amended Vector Registration Statement).
(a)(33)	Memorandum of Understanding in the Consolidated Delaware Action, dated November 22, 2005.
(e)(1)	Pages 5-7 of the Annual Proxy Statement of New Valley filed on Schedule 14A on April 22, 2005 (the “2005 Proxy Statement”) under the heading “Information with Respect to Nominees”).†
(e)(2)	Pages 2-4 of the 2005 Proxy Statement under the heading “Security Ownership of Certain Beneficial Owners and Management.”†
(e)(3)	Pages 11-12 of the 2005 Proxy Statement under the heading “Certain Relationships and Related Transactions.”†
(e)(4)	Pages 8-9 of the 2005 Proxy Statement under the heading “Executive Compensation.”†
(e)(5)	Pages 10-11 of the 2005 Proxy Statement under the heading “Employment Agreements.”†
(e)(6)	Form of Expense Sharing Agreement between New Valley and Vector (then Brooke Group Ltd.), dated November 14, 1995 (incorporated by reference to Exhibit 10.A to New Valley’s Quarterly Report on Form 10-Q filed on November 14, 1995).
(e)(7)	Employment Agreement between New Valley and Bennett S. LeBow dated June 1, 1995, as amended effective as of January 1, 1996 (incorporated by reference to Exhibit 10(b)(A)(i) to New Valley’s Annual Report on Form 10-K405 on April 16, 1996).
(e)(8)	Employment Agreement between New Valley and Howard M. Lorber dated June 1, 1995, as amended effective as of January 1, 1996 (incorporated by reference to Exhibit 10(b)(A)(ii) to New Valley’s Annual Report on Form 10-K405 on April 16, 1996).
(e)(9)	Amendment dated January 1, 1998 to Lorber Employment Agreement (incorporated by reference to Exhibit 10(b)(iii) in New Valley’s Form 10-K for the fiscal year ended December 31, 1997).
(e)(10)	Employment Agreement, dated September 22, 1995, between New Valley and Richard J. Lampen (incorporated by reference to Exhibit 10(c) in New Valley’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1995).

Exhibit
No.	Description

(e)(11)	Employment Agreement, dated August 1, 1999, between New Valley and J. Bryant Kirkland III (incorporated by reference to Exhibit 10.2 in New Valley’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999).
(e)(12)	Restricted Share Award Agreement between New Valley and Howard M. Lorber, dated January 10, 2005 (incorporated by reference to Exhibit 10.1 to New Valley’s Current Report on Form 8-K filed on January 12, 2005).
(e)(13)	Amended and Restated Employment Agreement between Vector and Bennett S. LeBow dated September 27, 2005 (incorporated by reference to Exhibit 10.1 to Vector’s Current Report on Form 8-K filed on September 28, 2005).
(e)(14)	Restricted Share Award Agreement between Vector and Howard M. Lorber dated September 27, 2005 (incorporated by reference to Exhibit 10.2 to Vector’s Current Report on Form 8-K filed on September 28, 2005).
(e)(15)	Agreement to Tender dated November 16, 2005 between Vector and Jeff Altman (incorporated by reference to Exhibit(a)(17) to Amendment No. 7 to the Schedule TO filed by Vector on November 17, 2005).
(e)(16)	Agreement to Tender dated November 16, 2005 between Vector and Canyon Capital Advisors LLC (incorporated by reference to Exhibit(a)(18) to Amendment No. 7 to the Schedule TO filed by Vector on November 17, 2005).
(e)(17)	Agreement to Tender dated November 16, 2005 between Vector, Diamond A Partners, L.P. and Diamond A Investors, L.P. (incorporated by reference to Exhibit(a)(19) to Amendment No. 7 to the Schedule TO filed by Vector on November 17, 2005).
(e)(18)	Agreement to Tender dated November 16, 2005 between Vector and Little Meadow Corp. (incorporated by reference to Exhibit (a)(20) to Amendment No. 7 to the Schedule TO filed by Vector on November 17, 2005).
(e)(19)	Agreement to Tender dated November 16, 2005 between Vector and Steel Partners II L.P. (incorporated by reference to Exhibit (a)(21) to Amendment No. 7 to the Schedule TO filed by Vector on November 17, 2005).
(e)(20)	Agreement to Tender dated November 16, 2005 between Vector and Tortoise Corp. (incorporated by reference to Exhibit (a)(22) to Amendment No. 7 to the Schedule TO filed by Vector on November 17, 2005)
(e)(21)	Agreement to Tender dated November 16, 2005 between Vector and Robert D. Evans (incorporated by reference to Exhibit (a)(23) to Amendment No. 7 to the Schedule TO filed by Vector on November 17, 2005).
(e)(22)	Agreement to Tender dated November 16, 2005 between Vector and Howard M. Lorber (incorporated by reference to Exhibit (a)(24) to Amendment No. 8 to the Schedule TO filed by Vector on November 17, 2005).

†	Previously filed.

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule 14D-9 is true, complete and correct.

NEW VALLEY CORPORATION.

By:	/s/ Arnold I. Burns

Name: Arnold I. Burns

Title:	Director and Member of the Special Committee*
Dated: November 23, 2005
*— Evidence of authority to sign on behalf of New Valley Corporation is filed as an exhibit hereto.

Annex A
INTERESTS OF CERTAIN PERSONS IN THE OFFER AND MERGER AND CERTAIN
ARRANGEMENTS BETWEEN NEW VALLEY AND VECTOR
      In considering the position of the Special Committee with respect to the Offer, stockholders should be aware that certain officers and directors of Vector and its affiliates, and certain officers and directors of New Valley and its affiliates, have interests in the Offer and the Merger which are described below and which may present them with certain actual or potential conflicts of interest with respect to the Offer. In addition, there are other relationships between New Valley with Vector.
      The Offer to Purchase also contains information regarding the relationships between certain officers and directors of Vector and its affiliates and certain officers and directors of New Valley and its affiliates and other relationships of New Valley with Vector and under the heading “Interests of Certain Persons In the Offer and Subsequent Merger,” which information is hereby incorporated by reference herein.
      The following information is referred to or described elsewhere in this Statement and/or the Offer to Purchase or other documents incorporated by reference herein or therein. The description below is qualified in its entirety by reference to the specific provisions of the documents described below that have been filed with the SEC, which provisions are incorporated by reference herein. Copies of those documents have been filed with the SEC.
Officers and Directors of Vector and New Valley
      According to the Offer to Purchase:

•	Bennett S. LeBow has been Chairman of the Board of New Valley since January 1988 and Chief Executive Officer thereof since November 1994. Mr. LeBow has been the Chairman of the Board and Chief Executive Officer of Vector since June 1990 and a director of Vector since October 1986, and currently holds various positions with Vector’s subsidiaries, which are engaged in the manufacture and sale of cigarettes. On September 27, 2005, Vector announced that Mr. LeBow had been named Executive Chairman of the Board effective January 1, 2006.

•	Howard M. Lorber has been President and Chief Operating Officer of New Valley since November 1994, and a director of New Valley since January 1991. Since January 2001, Mr. Lorber has served as President, Chief Operating Officer and a director of Vector. On September 27, 2005, Vector announced that Mr. Lorber was named Chief Executive Officer of Vector effective January 1, 2006 (he will continue to serve as President and as a director).

•	Richard J. Lampen has been Executive Vice President and General Counsel of New Valley since October 1995 and has served as a director of New Valley since July 1996. Since July 1996, Mr. Lampen has served as Executive Vice President of Vector.

•	Henry C. Beinstein has been a director of New Valley since November 1994. Mr. Beinstein has been a director of Vector since March 2004.

•	J. Bryant Kirkland III has been Vice President, Treasurer and Chief Financial Officer of New Valley since January 1998. Mr. Kirkland has served as a Vice President of Vector since January 2001.

•	Marc N. Bell has been, since November 1994, Associate General Counsel and Secretary of New Valley and, since February 1998, Vice President of New Valley. Mr. Bell has served as a Vice President of Vector since January 1998 and General Counsel of Vector since 1994.
      Management of New Valley divides its time between New Valley and Vector and, consequently, does not spend its full time on New Valley business.

Ownership of Securities
      Annex B of the Offer to Purchase contains information concerning the interests of New Valley’s board members and executive officers under the heading “Interests of Vector and the Directors, Executive Officers and Affiliates of Vector in Common Shares of New Valley,” which information is hereby incorporated by reference herein. The information incorporated by reference is considered part of this Statement, except any information superseded by information directly in this Statement.
      The following table sets forth the interests held by Vector, VGR Holding, Bennett S. LeBow, Henry C. Beinstein, Robert J. Eide, and Howard M. Lorber as of October 19, 2005; as well as the interests held by certain other individuals as of April 22, 2005. Unless otherwise indicated elsewhere in this Statement, neither Vector, VGR Holding nor New Valley, nor any of the directors or executive officers of Vector, VGR Holding or New Valley, has bought or sold any shares of Common Stock within the past 60 days. More information is available in the Offer to Purchase under the heading “Interests of Vector and the Directors, Executive Officers and Affiliates of Vector, in Shares of New Valley” on Annex B to the Offer to Purchase.

	Amount of	Percent of
Name of Beneficial Owner	Beneficial Ownership	Common Stock

Bennett S. LeBow(1)(4)(5)	12,849,118	57.7%
Vector Group Ltd.
VGR Holding Inc.
Henry C. Beinstein(2)(4)(5)	41,499	*
Marc N. Bell(4)(5)	0	—
Ronald J. Bernstein(4)(5)	0	—
Arnold I. Burns(4)	35,000	*
Robert J. Eide(5)	5	*
J. Bryant Kirkland III(4)(5)	8,851	*
Ronald J. Kramer(4)	35,000	*
Richard J. Lampen(4)(5)	0	—
Howard M. Lorber(3)(4)(5)	963,941	4.3%
Jeffrey S. Podell(5)	0	—
Barry W. Ridings(4)	35,000	*
Victor M. Rivas(4)	0	—
Jean E. Sharpe(5)	0	—

*	The person or entity named owns less than 1% of the Common Stock.

1.	VGR Holding exercises sole voting power and sole dispositive power over 12,849,118 shares of Common Stock. Each of Vector and Mr. LeBow disclaims beneficial ownership of these shares under Rule 13d-3, or for any other purpose.

2.	Includes 833 shares of Common Stock beneficially owned by his spouse, as to which shares Mr. Beinstein disclaims beneficial ownership, and 30,000 shares of Common Stock issuable upon exercise of options exercisable within 60 days of October 19, 2005.

3.	Includes 778,608 shares of Common Stock held directly by Mr. Lorber, 120,000 shares of Common Stock held by Lorber Alpha II Partnership, a Nevada limited partnership, and 65,333 shares Common Stock subject to currently exercisable employee stock options. Lorber Alpha II, Inc., a Nevada corporation, is the general partner of Lorber Alpha II Partnership. Mr. Lorber is the director, officer and principal stockholder of Lorber Alpha II, Inc.

4.	The named individual is a director and/or executive officer of New Valley.

5.	The named individual is a director and/or executive officer of Vector.

      On November 16, 2005, Mr. Lorber entered into a tender support agreement with Vector, pursuant to which he agreed to tender his shares of Common Stock pursuant to the revised Offer.
      The Special Committee expects that, as a result of the Merger, all previously unvested options to purchase shares of Common Stock outstanding immediately prior to the Merger will be converted into options to purchase shares of Vector Common Stock and become immediately exercisable as a result of the Merger.
Employment Agreements and Other Compensation Arrangements
      New Valley has entered into employment agreements and other compensation arrangements with certain of its executive officers. Information regarding these agreements is set forth in the 2005 Proxy Statement under the heading “Employment Agreements,” and is filed as an exhibit to this Statement and is incorporated by reference herein. These include employment agreements with each of Messrs. LeBow, Lorber, Lampen and Kirkland. As described in the Offer to Purchase, Vector has also entered into employment agreements and other compensation arrangements with officers and directors of New Valley.
      In addition, on January 10, 2005, New Valley awarded Mr. Lorber a restricted stock grant of 1,250,000 shares of Common Stock pursuant to New Valley’s 2000 Long-Term Incentive Plan. Under the terms of the award, one-seventh of the shares vested on July 15, 2005, with an additional one-seventh to vest on each of the five succeeding one-year anniversaries of the first vesting date through July 15, 2010 and an additional one-seventh vesting on January 15, 2011. On September 27, 2005, Mr. Lorber renounced and waived, as of that date, the unvested 1,071,429 shares of Common Shares deliverable by New Valley to him in the future under the terms of the restricted share award agreement entered into on January 10, 2005.
Director Compensation
      In 2004, each non-employee director of New Valley receives an annual fee of $35,000 for serving on the board of directors, an annual fee of $60,000 for serving on the executive committee thereof and a $1,000 fee for attendance at each meeting of the board of directors or a committee thereof other than the executive committee. Each director is reimbursed for reasonable out-of-pocket expenses incurred in serving on the board. Under New Valley’s Non-Employee Directors Stock Option Program, each non-employee director automatically is granted an option to acquire 5,000 common shares of New Valley upon each reelection as a director at an annual meeting. The exercise price for each option awarded under the program was the fair market value of the common shares of New Valley on the date of grant. Each option will be exercisable on the first anniversary of the date of grant.
      Each member of the Special Committee will receive a $45,000 fee and the Chairman of the Special Committee will receive an additional $10,000 fee. No additional fees are expected be paid to the members of the Special Committee for attending meetings of the Special Committee.
Business Relationships
      According to the Offer to Purchase, Vector has, in the past, engaged in a broad range of relationships with New Valley, certain of which are described below. In addition, Vector files consolidated financial statements that include New Valley as a subsidiary of Vector. New Valley and Vector believe that the terms and conditions of all arrangements between them are fair and reasonable.

Ladenburg Thalmann Financial Services Inc.
      In December 2001, New Valley distributed its 53.6% interest (22,543,158 shares) in Ladenburg Thalmann Financial Services Inc. (“Ladenburg Thalmann”) common stock to holders of Common Stock through a special dividend. New Valley’s stockholders received 0.988 of a Ladenburg Thalmann share for each share of New Valley. On the same date, Vector distributed the 12,694,929 shares of Ladenburg Thalmann common stock that it received from New Valley to the holders of Vector Common Stock as a special dividend. New Valley had acquired the Ladenburg Thalmann shares in May 2001, along with cash and an $8,010,000 7.5% convertible promissory note due December 31, 2005 of Ladenburg Thalmann, in connection with Ladenburg Thalmann’ acquisition of New Valley’s 80.1%-owned subsidiary, Ladenburg Thalmann & Co. As a result of the distributions of the Ladenburg Thalmann shares, Mr. LeBow became the beneficial owner of more than 5% of the Ladenburg Thalmann common stock. Since May 2001, Mr. LeBow (until September 2003), Mr. Lorber, Mr. Beinstein and Mr. Robert J. Eide, a director of Vector, have served as directors of Ladenburg Thalmann, Mr. Lampen has served in that capacity since January 2002, and Mr. Jeffrey S. Podell, a director of Vector, has served in that capacity since October 2004. Mr. Lorber has served as a member of Ladenberg Thalmann’s compensation committee, including during 2004. Victor M. Rivas, a director of New Valley, served as President, Chief Executive Officer and a director of Ladenburg Thalmann from May 2001 until his retirement in March 2004, and Mr. Kirkland, Vector’s Vice President and New Valley’s Vice President and Chief Financial Officer, served as Chief Financial Officer of Ladenburg Thalmann from June 2001 until October 2002. Mr. Kramer was the Chairman of the Board and Chief Executive Officer of Ladenburg Thalmann from December 1995 to July 1999.
      In March 2002, Ladenburg Thalmann borrowed $2,500,000 from New Valley. The loan, which bears interest at 1% above the prime rate, was due on December 31, 2003. In July 2002, Ladenburg Thalmann borrowed an additional $2,500,000 from New Valley on the same terms. In November 2002, New Valley agreed, in connection with a $3,500,000 loan to Ladenburg Thalmann by an affiliate of its clearing broker, to extend the maturity of the notes to December 31, 2006 and to subordinate the notes to the repayment of the loan.
      In November 2004, New Valley entered into a debt conversion agreement with Ladenburg Thalmann and the other remaining holder of Ladenburg Thalmann’ convertible notes. New Valley and the other holder agreed to convert their notes, with an aggregate principal amount of $18,010,000, together with the accrued interest, into common stock of Ladenburg Thalmann. Pursuant to the debt conversion agreement, the conversion price of the notes held by New Valley was reduced from the previous conversion price of approximately $2.08 to $0.50 per share, and New Valley and the other holder each agreed to purchase $5,000,000 of Ladenburg Thalmann common stock at $0.45 per share. The note conversion transaction was approved by the Ladenburg Thalmann shareholders in January 2005 and closed in March 2005. At the closing, New Valley’s note, representing approximately $9,938,000 of principal and accrued interest, was converted into 19,876,358 shares of Ladenburg Thalmann common stock and New Valley purchased 11,111,111 Ladenburg Thalmann shares.
      Ladenburg Thalmann borrowed $1,750,000 from New Valley in 2004 and an additional $1,750,000 in the first quarter 2005. The loans, which bore interest at 2% above prime, were due on the earlier of January 15, 2006 or the tenth business day following the completion of one or more debt or equity financings where Ladenburg Thalmann receives at least $10,000,000 in total proceeds. At the closing of the note conversion agreement, New Valley delivered these notes for cancellation as partial payment for its purchase of Ladenburg Thalmann common stock.
      On March 30, 2005, New Valley distributed the 19,876,358 shares of Ladenburg Thalmann common stock it acquired from the conversion of the notes to holders of Common Stock through a special dividend. On the same date, Vector distributed the 10,947,448 shares of Ladenburg Thalmann common stock that it received from New Valley to the holders of Common Stock as a special distribution. New Valley’s stockholders of record as of March 18, 2005 received 0.852 of a Ladenburg Thalmann share for each share of Common Stock, and Vector’s stockholders of record on that date received 0.23 of a Ladenburg Thalmann share for each share of Vector Common Stock.
      Following the March 2005 distribution, New Valley held the 11,111,111 shares of Ladenburg Thalmann common stock (approximately 9.0% of the outstanding shares), the $5,000,000 of notes due December 31, 2006 and a warrant to purchase 100,000 shares of its common stock at $1.00 per share.

Expense Sharing Agreement
      In 1995, New Valley and Vector entered into an expense sharing agreement pursuant to which certain lease, legal support and administrative expenses are allocated to the entity incurring the expense. New Valley reimbursed Vector net amounts of approximately $562,000 in 2004 under this agreement. This arrangement with Vector has continued in 2005.

Litigation Settlement
      On March 15, 2005, counsel for New Valley and Vector advised the Delaware Chancery Court that the parties had settled a stockholder derivative suit filed against New Valley, as a nominal defendant, its directors and Brooke Group Holding Inc., an indirect wholly-owned subsidiary of Vector. The suit (styled Goodwin v. New Valley Corporation) alleged, among other things, that New Valley paid excessive consideration to purchase in 1997 Vector’s BrookeMil Ltd. subsidiary, which was engaged in the real estate business in Russia. The defendants did not admit any wrongdoing as part of the settlement, which was subject to court approval. On June 14, 2005, the Delaware Chancery Court entered a Final Order approving the settlement and the related legal fees and expenses. Under the terms of the settlement, New Valley paid $2,150,000 of legal fees in June 2005 and Vector paid $7,000,000 to New Valley on July 21, 2005.
Other Relationships
      Mr. Lorber was the Chairman of the Board of Hallman & Lorber in 2004 and, since January 2005, has served as a consultant to such company. During 2004, Mr. Lorber and Hallman & Lorber and its affiliates received ordinary and customary insurance commissions aggregating approximately $186,000 on various insurance policies issued for New Valley and its subsidiaries and investees. Mr. Lorber and Hallman & Lorber and its affiliates have continued to provide services to New Valley in 2005. Hallman & Lorber is also the broker of record for life insurance policies of Mr. Kramer, which policies have been in effect for at least five years.
      Mr. Lorber is a shareholder and registered representative in Aegis Capital Corp., a broker-dealer to which New Valley paid $46,000 in brokerage commissions and other income in 2004. Aegis Capital has continued to provide services to New Valley in 2005.
      At least one member of the Special Committee has served on a board of directors of a non-profit organization with an officer and director of Vector and New Valley.

Annex B
November 22, 2005
Special Committee of the
Board of Directors
New Valley Corporation
l00 SE 2nd St.
Miami, FL 33l3l
Members of the Board:
On October 20, 2005, Vector Group Ltd. (“Vector”), through its wholly-owned subsidiary, VGR Holding Inc., commenced an offer to exchange (the “Exchange Offer”) 0.461 shares of Vector common stock (the “Vector Common Stock”), par value $0.10 per share (the “Initial Exchange Ratio”) for each outstanding share of common stock (the “Common Stock”), par value $0.01 per share, of New Valley Corporation (“New Valley” or the “Company”) not held by Vector or its wholly-owned subsidiaries upon the terms and subject to the conditions set forth in prospectus related to the Exchange Offer (as amended as of the date hereof, the “Prospectus”) contained in the Schedule TO (as amended as of the date hereof, the “Schedule TO”) filed by Vector with the Securities and Exchange Commission (the “SEC”) on October 20, 2005 and the related Letter of Transmittal (together with the Exchange Offer, the Prospectus and the Schedule TO, the “Offer Documents”). We also understand that Vector will amend the Exchange Offer to increase the Initial Exchange Ratio to 0.540 shares of Vector Common Stock (as so increased, the “Exchange Ratio”). The Offer Documents further provide that if the Exchange Offer is completed, Vector expects to effect a merger (the “Merger”) between the Company and a subsidiary of Vector under the “short-form” merger provisions of the Delaware General Corporation Law. Pursuant to the Merger, the Company would become a wholly-owned subsidiary of Vector, and each outstanding share of Common Stock, other than shares acquired in the Exchange Offer, held in treasury or held by Vector or any wholly-owned subsidiary of Vector (other than the Company) or as to which dissenters’ rights have been perfected, would be converted into the right to receive the number of shares of Vector Common Stock equal to the Exchange Ratio. The terms and conditions of the amended Exchange Offer will be set forth in greater detail in the amended Offer Documents to be filed by Vector with the SEC.
You have asked us whether, in our opinion, the Exchange Ratio pursuant to the Exchange Offer and the Merger is fair to the holders of shares of Common Stock (other than Vector and its affiliates) from a financial point of view.
In arriving at the opinion set forth below, we have, among other things:

•	Reviewed certain publicly available information concerning the business and financial condition of the Company and Vector that we believe to be relevant to our inquiry;

•	Reviewed certain internal information concerning the business, financial condition, and operations of the Company and Vector prepared and furnished to us by the management of the Company and Vector, respectively, that we believe to be relevant to our inquiry;

•	Reviewed certain internal financial analyses, estimates and forecasts relating to the Company and Vector prepared and furnished to us by the management of the Company and Vector, respectively;

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•	Reviewed the reported prices and trading activity for the Common Stock and Vector Common Stock;

•	Held discussions with members of senior management and legal counsel of the Company and Vector concerning the Company’s and Vector’s businesses, operating environment, financial condition, prospects, and strategic objectives, respectively;

•	Reviewed publicly available financial and stock market data with respect to certain other companies in lines of businesses we believe to be generally comparable to those of the Company and Vector;

•	Compared the financial terms of the Exchange Offer and the Merger with the publicly available financial terms of certain other transactions that we believe to be generally relevant;

•	Compared certain publicly available financial and stock market data for Vector with certain other companies in the tobacco industry;

•	Considered the pro forma financial effect of the Merger on the Company shareholders and Vector;

•	Participated in discussions and negotiations among representatives of the Special Committee of the Board of Directors of the Company (the “Special Committee”) and Vector and their respective financial and legal advisors;

•	Reviewed the proposed Exchange Offer and certain related documents; and

•	Conducted such other financial studies, analyses, and investigations, and considered such other information as we deemed necessary or appropriate.
In preparing this opinion, we have assumed and relied without independent verification upon the accuracy and completeness of all financial and other information that is available from public sources and all projections and other information provided to us by the Company and Vector or otherwise reviewed by us. We have assumed that the financial and other projections and pro forma financial information prepared by the Company and Vector and the assumptions underlying those projections and such pro forma information, including the amounts and the timing of all financial and other performance data, are reasonably prepared and represent the best estimates of the management of the Company and Vector as of the date of their preparation. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have further relied upon the assurances of the management of the Company and Vector that they are not aware of any facts that would make the information and projections provided by them inaccurate, incomplete or misleading.
In addition, we also relied, without assuming responsibility for independent verification, upon the views of the management of the Company as well as the Company’s and Vector’s legal counsel on litigation and taxation considerations. We have assumed that the Special Committee has obtained advice from counsel regarding other legal considerations.
While we have reviewed the Company’s historical and projected financial results and cash flow projections with respect to certain of its assets to the extent set forth above, we have not made an independent evaluation or appraisal of the Company’s assets and liabilities.
We have not been asked to undertake, and have not undertaken, an independent verification of any information, nor have we been furnished with any such verification and we do not assume any responsibility or liability for the accuracy or completeness thereof.
We are not expressing any opinion as to what the value of the Vector Common Stock will be when issued to holders of Common Stock pursuant to the Exchange Offer and the Merger or the prices at which shares of Vector Common Stock will trade at any time.
You also have informed us, and we have assumed, that the Exchange Offer and the Merger will be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986, as amended. We have assumed that the terms of the Exchange Offer and the Merger will not differ in any material respects from the information furnished to us. We have also assumed, with your consent, that in the course of obtaining

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any necessary regulatory, third-party approvals and consents for the Exchange Offer and the Merger, no modification, delay, limitation, restriction, or condition will be imposed that will have an adverse effect on the Company, Vector, or the Exchange Offer and the Merger, and that the Exchange Offer and the Merger will be consummated in accordance with the Agreement, without waiver, amendment or modification of any material terms, conditions, or agreements therein.
In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to an acquisition, business combination or other extraordinary transaction involving the Company or its assets. Our opinion does not address the relative merits of the Exchange Offer and the Merger as compared to other business strategies or transactions that might be available to the Company or the Company’s underlying business decision to effect the Exchange Offer and Merger nor does our opinion constitute a recommendation as to whether the holders of Common Stock should tender their shares into the Exchange Offer or any other matter.
This opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof only. We assume no responsibility to update or revise our opinion based on circumstances or events occurring after the date hereof.
This letter is provided to the Special Committee in connection with and for the purposes of its evaluation of the Exchange Offer and Merger. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. However, Blackstone understands that the existence of any opinion may be disclosed by the Special Committee in a press release and a description of this opinion may be contained in, and a copy of this opinion may be filed as an exhibit to, any filing made by the Company or the Special Committee with the SEC relating to the Exchange Offer.
We have acted as financial advisor to the Special Committee with respect to the Exchange Offer and will receive a fee from the Company for our services. A portion of our fees will also be payable upon delivery of this opinion. In addition, the Company has agreed to reimburse us for out-of-pocket expenses and to indemnify us for certain liabilities arising out of the performance of such services (including, the rendering of this opinion).
Based on the foregoing and subject to the qualifications set forth herein, we are of the opinion that, as of the date hereof, the Exchange Ratio pursuant to the Exchange Offer and the Merger is fair to the holders of Common Stock (other than Vector and its affiliates), from a financial point of view.
Very truly yours,
The Blackstone Group L.P.

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